Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

among:

INTERSIL CORPORATION,

a Delaware corporation;

NAVAJO MERGER SUB, INC.,

a Delaware corporation; and

TECHWELL, INC.

a Delaware corporation

Dated March 22, 2010

i

(continued)

(continued)

(continued)

Page
9.17.	Time of Essence	71

ANNEXES

ANNEX A	Conditions to the Offer

EXHIBITS

EXHIBIT A	Certain Definitions

EXHIBIT B	Directors and Stockholders of the Company Executing Tender Agreements

EXHIBIT C	Form of Certificate of Incorporation of Surviving Corporation

EXHIBIT D	Form of Bylaws of Surviving Corporation

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (“Agreement”) is made and entered into on March 22, 2010, by and among: INTERSIL CORPORATION, a Delaware corporation (“Parent”); NAVAJO MERGER SUB, INC., a Delaware corporation and an indirect wholly owned subsidiary of Parent (“Purchaser”); and TECHWELL, INC., a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in EXHIBIT A and other capitalized terms used in this Agreement are defined in the Sections of this Agreement where they first appear.

BACKGROUND

A. The Boards of Directors of Parent, Purchaser and the Company have each determined that it is in the best interests of their respective stockholders for Parent to acquire the Company upon the terms and subject to the conditions set forth.

B. In furtherance of such acquisition, it is proposed that Purchaser shall make a cash tender offer to acquire all the issued and outstanding shares of common stock, par value $0.001 per share, of the Company (“Company Common Stock”) that are outstanding and the associated preferred stock purchase rights (the “Company Rights”) issued in connection with and subject to the Rights Agreement, dated August 4, 2009, between the Company and Computershare Trust Company, N.A.(the “Company Rights Agreement”) (which Company Rights, together with the shares of the Company Common Stock are herein referred to as the “Shares”), for $18.50 per Share (such amount, or any greater amount per Share paid pursuant to the Offer, being the “Per Share Amount”), net to the seller in cash (the “Offer”), upon the terms and subject to the conditions of this Agreement and the Offer.

C. Following consummation of the Offer, Purchaser shall merge with and into the Company (the “Merger”) in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) and each share of Company Common Stock that is issued and outstanding immediately prior to the Effective Time (other than shares of Company Common Stock held in the treasury of the Company and shares of Company Common Stock owned, directly or indirectly, by Parent or Purchaser or held by the Company or any Subsidiary of the Company, which will be canceled with no consideration issued in exchange therefore and Dissenting Shares) will be canceled and converted into the right to receive cash in an amount equal to the Per Share Amount, all upon the terms and conditions set forth herein.

D. The Board of Directors of the Company (the “Company Board”) has (a) unanimously determined that the terms of the Offer, the Merger and the other transactions contemplated by this Agreement are fair to and in the best interests of the Company and its stockholders, (b) approved and declared this Agreement advisable in accordance with the DGCL and (c) determined to recommend that the Company’s stockholders accept the Offer and tender their shares of Company Common Stock to Purchaser pursuant thereto and, to the extent applicable, to adopt this Agreement.

E. Concurrently with the execution of this Agreement, and as a condition and material inducement to Parent’s and Purchaser’s willingness to enter into this Agreement, Parent, Purchaser, the Company, and certain directors and principal stockholders of the Company listed in EXHIBIT B have entered into Tender and Voting Agreements (collectively, the “Tender Agreements”) and

F. The board of directors of each of Parent and Purchaser have approved this Agreement and declared it advisable for Parent and Purchaser, respectively, to enter into this Agreement.

AGREEMENT

The parties to this Agreement, intending to be legally bound, agree as follows:

SECTION 1. THE OFFER.

1.1. The Offer.

1.1(a) Provided that this Agreement shall not have been terminated in accordance with Section 8 and that none of the events or conditions set forth in clause (c), (d), (e)(ii) or (e)(iv) of Annex A hereto shall have occurred and be continuing and shall not have been waived by Parent and Purchaser shall not be in breach of its representations, warranties and covenants set forth in Sections 1.2, 3.2, 3.22, 3.25 and 5.3, Purchaser shall commence (within the meaning of Rule 14d-2 under the U.S. Securities Exchange Act of 1934, as amended (together with the rules and regulations thereunder, the “Exchange Act”)) the Offer as promptly as practicable after March 28, 2010 but not later than April 5, 2010. The obligation of Purchaser to accept for payment Shares validly tendered pursuant to the Offer and to pay the Per Share Amount for each such tendered and not subsequently withdrawn Share shall be subject only to the conditions set forth in Annex A hereto (the “Tender Offer Conditions”). Purchaser expressly reserves the right to waive any such Tender Offer Condition, to increase the Per Share Amount payable in the Offer, and to make any other changes to the terms and conditions of the Offer; provided, however, that without the prior written consent of the Company:

(i) the Minimum Condition (as defined in Annex A) may not be waived;

(ii) the conditions set forth in clause (b) (to the extent any such matter could result in a Restraint), clause (e)(i)(B), and clause (e)(ii) (insofar as it relates to clause (e)(i)(B)) in Annex A may not be waived if any such waiver would be reasonably likely to result in personal liability to any director, officer, or employee of any party hereto; and

(iii) no change may be made that (A) changes the form of consideration to be paid pursuant to the Offer, (B) decreases the Per Share Amount payable in the Offer, (C) reduces the maximum number of Shares to be purchased in the Offer, (D) imposes conditions to the Offer in addition to those set forth in Annex A hereto, (E) amends, modifies or supplements any of the terms and conditions of the Offer in any manner adverse to the holders of Shares, or (F) except as provided in Section 1.1(c), extend or otherwise change the expiration date of the Offer.

1.1(b) On the date of commencement of the Offer, Purchaser shall file with the Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO (together with all amendments and supplements thereto, the “Schedule TO”) with respect to the Offer that will comply in all material respects with the provisions of all applicable Legal Requirements. The Schedule TO shall contain or shall incorporate by reference an offer to purchase (the “Offer to Purchase”) and forms of the related letter of transmittal and forms of notice of guaranteed delivery and any related summary advertisement (the Schedule TO, the Offer to Purchase and such other documents, together with all supplements and amendments thereto, being referred to herein collectively as the “Offer Documents”). Each of Parent, Purchaser and the Company agrees to correct promptly any information provided by it for use in the Offer Documents if and to the extent that it shall have become false or misleading in any material respect, and Parent and Purchaser further agree to take all steps necessary to cause the Schedule TO, as so corrected, to be filed with the SEC, and the other Offer Documents, as so corrected, to be disseminated to holders of Shares, in each case as and to the extent required by applicable Legal Requirements. The Company shall promptly furnish to Parent and Purchaser all information concerning the Company that is required or reasonably requested by Parent or Purchaser in connection with the obligations relating to the Offer Documents contained in this Section 1.1(b). Parent and Purchaser shall give the Company and its counsel a reasonable opportunity to review and comment on the Offer Documents prior to such documents being filed with the SEC or disseminated to holders of Shares. Parent and Purchaser shall give reasonable and good faith consideration to any comments made by the Company and its counsel. Parent and Purchaser shall provide the Company (in writing, if written), and consult with the Company regarding, any comments (written or oral) that Parent or Purchaser or their counsel may receive from the SEC or the SEC Staff with respect to the Offer Documents promptly after receipt of such comments. The Company and its counsel shall be given a reasonable opportunity to review and comment on any proposed responses before they are filed with the SEC and to participate in the response of Parent and Purchaser to such comments.

1.1(c) Subject to the terms and conditions thereof, the Offer shall remain open until midnight, New York City time, at the end of the twentieth (20th) business day after the date that the Offer is commenced (the “Expiration Date”), unless Purchaser shall have extended the period of time for which the Offer is open pursuant to, and in accordance with, this Section 1.1(c) or as may be required by applicable Legal Requirements, in which event the term “Expiration Date” shall mean the latest time and date as the Offer, as so extended, may expire. Unless this Agreement is terminated in accordance with its terms, Purchaser shall extend the Offer from time to time if (i) any Tender Offer Condition is not satisfied (or, in accordance with Section 1.1(a) above, waived by Parent or Purchaser) on or before the Expiration Date; or (ii) if any applicable Legal Requirement, rule, regulation, interpretation or position of the SEC or the staff of the SEC (the “SEC Staff”) thereof applicable to the Offer requires such extension. Purchaser shall extend the Offer pursuant to the immediately preceding sentence for consecutive periods of up to five (5) business days each (or for such period as the parties hereto may agree or as may be required by any applicable Legal Requirement, rule, regulation, interpretation or position); provided, however, that Purchaser shall not be required to extend the Offer beyond the Outside Date. If this Agreement is terminated prior to the Acceptance Date, Purchaser shall promptly (and in any event within twenty-four (24) hours) irrevocably and unconditionally terminate the Offer (and return, or cause to be returned, all tendered Shares to the registered holders thereof). The Offer may not be terminated prior to its Expiration Date (as such Expiration Date may be extended and re-extended in accordance with this Section 1.1(c)), unless this Agreement shall have been validly terminated in accordance with its terms.

1.1(d) If all of the Tender Offer Conditions are satisfied, but the number of Shares that have been validly tendered and not withdrawn in the Offer, together with any Shares then owned by Parent and shares that may be purchased by Parent through the exercise of the Top-Up Option, is not sufficient to enable a Short-Form Merger to occur pursuant to Section 6.3(b), Purchaser may, in its sole discretion, and subject to the first sentence of Section 1.1(e) below, commence a subsequent offering period (as provided in Rule 14d-11 under the Exchange Act) for three (3) to twenty (20) business days to acquire additional outstanding Shares.

1.1(e) Subject to the terms and conditions set forth in this Agreement and to the satisfaction or waiver of the Tender Offer Conditions, Purchaser shall, and Parent shall cause it to, (i) as soon as practicable after the Expiration Date, accept for payment and pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer (the date of acceptance for payment, the “Acceptance Date”), which acceptance may be by oral notice to the Paying Agent, (ii) on the Acceptance Date, deposit or cause to be deposited with the Paying Agent, cash in U.S. dollars sufficient to pay the aggregate Per Share Amount for all such accepted Shares, and (iii) as soon as practicable following such deposit, cause the Paying Agent to pay for all Shares so accepted for payment (with all such payments to be subject to any applicable withholding in accordance with Section 2.7(d)). Parent shall provide or cause to be provided to Purchaser on a timely basis the funds necessary to purchase any Shares that Purchaser becomes obligated to purchase pursuant to the Offer.

1.1(f) Promptly after the Acceptance Date, the Company shall take all action requested by Parent necessary to elect to be treated as a “controlled company” as defined by The NASDAQ Stock Market and make any necessary filings and disclosures associated with such status.

1.2. Company Action.

1.2(a) The Company hereby approves of and consents to the Offer and represents and warrants that the Company Board, at a meeting duly called and held prior to the date hereof, has, subject to the terms and conditions set forth in this Agreement, unanimously adopted resolutions (i) determining that the terms of the Offer, the Merger and the other transactions contemplated by this Agreement are fair to and in the best interests of the Company and its stockholders, and declaring the Agreement advisable; (ii) approving the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Offer, the Merger, and the Tender Agreements (collectively, the “Contemplated Transactions”); (iii) recommending that the stockholders of the Company accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if applicable, adopt this Agreement (the actions in clause (iii), the “Recommendation”); (iv) resolving to make the Recommendation to the stockholders of the Company and directing, that, to the extent required by the DGCL, this Agreement be submitted for adoption by the stockholders of the Company at the Stockholders’ Meeting, and (v) electing that the Offer and the Merger, to the extent of the Company Board’s power and authority and to the extent permitted by applicable Legal Requirements, not be subject to any “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of anti-takeover laws (collectively, “Anti-Takeover Laws”) of any jurisdiction that may purport to be applicable to this Agreement (such actions by the Board of Directors described in the preceding clauses (i) through (v), collectively, the “Board Actions”). Subject to Section 6.1, the Company hereby consents to the inclusion of the Recommendation in the Offer Documents.

1.2(b) The Company shall file with the SEC, concurrently with the filing by Parent and Purchaser of the Schedule TO with respect to the Offer, a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (together with any amendments or supplements thereto, the “Schedule 14D-9”) that will comply in all material respects with the provisions of all applicable Legal Requirements. Parent and Purchaser shall promptly furnish to the Company all information concerning Parent and Purchaser that is required or reasonably requested by the Company in connection with the obligations relating to the Schedule 14D-9 contained in this Section 1.2(b). The Company agrees to mail such Schedule 14D-9 to the stockholders of the Company along with the Offer Documents promptly after the commencement of the Offer. The Schedule 14D-9 and the Offer Documents shall contain, subject to any Adverse Recommendation Change in accordance with this Agreement, the Recommendation. The Company agrees to promptly correct the Schedule 14D-9 if and to the extent that it shall have become false or misleading in any material respect (and each of Parent and Purchaser, with respect to written information supplied by it, shall promptly notify the Company of any required corrections of such information and cooperate with the Company with respect to correcting such information) and to supplement the information contained in the Schedule 14D-9 to include any information that shall become necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, and the Company shall cause the Schedule 14D-9 as so corrected or supplemented to be filed with the SEC and promptly disseminated to the Company’s stockholders, in each case as and to the extent required by applicable Legal Requirements. The Company shall give Parent and its counsel a reasonable opportunity to review and comment on the Schedule 14D-9 prior to such document being filed with the SEC or disseminated to holders of Shares. The Company shall give reasonable and good faith consideration to any comments made by Parent and its counsel. The Company shall provide Parent and Purchaser (in writing, if written), and consult with Parent and

Purchaser regarding, any comments (written or oral) that the Company or its counsel may receive from the SEC or the SEC Staff with respect to the Schedule 14D-9 promptly after receipt of such comments. Parent and Purchaser and their counsel shall be given a reasonable opportunity to review and comment on any proposed responses before they are filed with the SEC and to participate in the response of the Company to such comments.

1.2(c) The Company shall promptly furnish Purchaser with mailing labels containing the names and addresses of all record holders of Shares and with security position listings of Shares held in stock depositories, each as of a recent date, together with all other available listings and computer files containing names, addresses and security position listings of record holders and beneficial owners of Shares. The Company shall furnish Parent and Purchaser with such additional information, including up-to-date listings and computer files of stockholders, mailing labels and security position listings, and such other assistance in disseminating the Offer Documents to holders of Shares as Parent or Purchaser may reasonably request. Subject to applicable Legal Requirements, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Offer or the Merger, Parent and Purchaser shall hold in confidence the information contained in such labels, listings and files, shall use such information only in connection with the Contemplated Transactions or as otherwise permitted under the Confidentiality Agreement, and, if this Agreement shall be terminated in accordance with Section 8, shall deliver to the Company all copies of such information then in their possession.

1.3. Top Up Option.

1.3(a) The Company hereby grants to Parent and Purchaser an irrevocable option (the “Top-Up Option”) to purchase, in whole but not in part, up to that number of newly issued Shares (the “Top-Up Option Shares”) equal to the number of Shares that, when added to the number of Shares owned by Parent and Purchaser following consummation of the Offer (or, if applicable, any subsequent offering period), shall constitute one Share more than 90% of the Shares then outstanding (after giving effect to the issuance of the Top-Up Option Shares) for consideration per Top-Up Option Share equal to the Per Share Amount.

1.3(b) The Top-Up Option shall be exercisable only once and only after the acceptance for payment for Shares pursuant to the Offer (or, if applicable, any subsequent offering period) by Parent or Purchaser as a result of which Parent and Purchaser own beneficially at least a majority of the outstanding Shares on a Fully Diluted Basis and prior to the earlier to occur of (i) the Effective Time (as defined in Section 2.3) and (ii) the termination of this Agreement in accordance with its terms; provided, however, that (A) the Top-Up Option shall not be exercisable for a number of shares of Company Common Stock in excess of the shares of Company Common Stock authorized and unissued or held in the treasury of the Company at the time of exercise of the Top-Up Option (giving effect to the shares of Company Common Stock issuable pursuant to all then-outstanding stock options, restricted stock awards and any other rights issued by the Company to acquire Company Common Stock as if such shares were outstanding), (B) the issuance of the Top-Up Shares shall not require approval of the Company’s stockholders under applicable Law (including the rules of The NASDAQ Stock Market) and (C) the exercise of the Top-Up Option and the issuance and delivery of the Top-Up Shares shall not be prohibited by any applicable Legal Requirement or Restraint.

1.3(c) In the event that Parent or Purchaser wish to exercise the Top-Up Option, Purchaser shall give the Company at least one day’s prior written notice specifying the number of Shares that are or will be owned by Parent and Purchaser immediately following consummation of the Offer (or, if applicable, any subsequent offering period) and specifying a place and a time for the closing of the purchase. The Company shall, as soon as practicable following receipt of such notice, deliver written notice to Purchaser specifying, based on the information provided by Purchaser in its notice, the number of Top-Up Option Shares. At the closing of the purchase of the Top-Up Option Shares, an amount equal to the product of (i) the number of Shares purchased pursuant to the Top-Up Option, multiplied by (ii) the Per Share Amount, shall be paid to the Company, at the election of Parent and Purchaser, in cash (by wire transfer or cashier’s check) or by delivery of a promissory note having full recourse to Parent and such other terms reasonably satisfactory to the Company.

1.3(d) In the event of any change in the number of shares of outstanding Company Common Stock by reason of any stock dividend, stock split, recapitalization, combination, exchange of shares, merger, consolidation, reorganization or the like or any other change in the corporate or capital structure of the Company that would have the effect of diluting Parent’s and Purchaser’s rights under the Top-Up Option, the number of Top-Up Option Shares and the Per Share Amount shall be adjusted appropriately so as to restore to Parent and Purchaser their rights hereunder with respect to the Top-Up Option; provided, however, that nothing in this Section 1.3(d) shall be construed as permitting the Company to take any action or enter into any transaction otherwise prohibited by this Agreement.

1.3(e) Parent and Purchaser acknowledge that the issuance of the Top-Up Option Shares that Purchaser may acquire pursuant to the Top-Up Option will not be registered under the Securities Act and any Top-Up Option Shares will be issued in reliance upon an exemption thereunder for transactions not involving a public offering. Parent and Purchaser represent and warrant to the Company that Purchaser is, and will be upon the purchase of the Top-Up Options Shares, an “accredited investor,” as defined in Rule 501 of Regulation D under the Securities Act. Purchaser agrees that the Top-Up Option and the Top-Up Option Shares to be acquired upon exercise of the Top-Up Option are being and will be acquired by Purchaser for the purpose of investment and not with a view to, or for resale in connection with, any distribution thereof (within the meaning of the Securities Act).

SECTION 2. THE MERGER.

2.1. Merger of Purchaser into the Company. Upon the terms and subject to the conditions set forth in Section 7 of this Agreement and in accordance with the DGCL,

at the Effective Time (as defined in Section 2.3), Purchaser shall be merged with and into the Company, and the separate existence of Purchaser shall cease. Following the Effective Time, the Company shall continue as the surviving corporation (the “Surviving Corporation”).

2.2. Effect of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of the Company and Purchaser shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Purchaser shall become the debts, liabilities and duties of the Surviving Corporation.

2.3. Closing; Effective Time. The consummation of the Merger (the “Closing”) shall take place at the offices of Dechert LLP, 2440 W. El Camino Real, Suite 700, Mountain View, CA 94040-1499, at 10:00 a.m. on a date to be designated by Parent (the “Closing Date”), which shall be no later than the first business day after the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Section 7 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), or at such other place, date and time as the Company and Parent may agree in writing; provided, however, that if, as of or immediately following the Acceptance Date, the expiration of any “subsequent offering period” pursuant to Section 1.1(d) or the purchase of the Top-Up Option Shares, a Short-Form Merger is available pursuant to Section 6.3(b) and Section 253 of the DGCL, the Closing shall, subject to the satisfaction or waiver of the conditions set forth in Section 7, occur no later than the first business day immediately following the Acceptance Date, the expiration of such “subsequent offering period” or the purchase of the Top-Up Option Shares, as applicable. Subject to the provisions of this Agreement, a certificate of merger or a certificate of ownership and merger, as applicable, satisfying the applicable requirements of the DGCL (the “Certificate of Merger”) shall be duly executed by the Company or Purchaser, as applicable, and, simultaneously with or as soon as practicable following the Closing, filed with the Secretary of State of the State of Delaware (the “Secretary of State”). The Merger shall become effective upon the later of: (a) the date and time of the filing of the Certificate of Merger with the Secretary of State, or (b) such later date and time as may be specified in the Certificate of Merger, in accordance with applicable Legal Requirements, with the consent of Parent and the Company. The date and time the Merger becomes effective is referred to in this Agreement as the “Effective Time.”

2.4. Certificate of Incorporation and Bylaws; Directors and Officers. At the Effective Time:

2.4(a) the Certificate of Incorporation of the Company shall be amended to read in its entirety in the form attached as EXHIBIT C and, as so amended, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by applicable Legal Requirements and such Certificate of Incorporation;

2.4(b) the Bylaws of the Company shall be amended to read in their entirety in the form attached as EXHIBIT D and, as so amended, shall be the By-laws of the Surviving Corporation until thereafter amended as provided by applicable Legal Requirements, the Certificate of Incorporation of the Surviving Corporation and such By-laws; and

2.4(c) the directors and officers of Purchaser immediately prior to the Effective Time shall be the directors and officers of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be, and each of the parties hereto shall take all necessary action to effect the foregoing.

2.5. Conversion of Shares.

2.5(a) At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Purchaser, the Company or any stockholder of the Company:

(i) each Share then held by the Company or any direct or indirect wholly owned Subsidiary of the Company (or held in the Company’s treasury) shall be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(ii) each Share then held by Parent, Purchaser or any other direct or indirect wholly owned Subsidiary of Parent shall be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(iii) except as provided in clauses (i) and (ii) above, each Share issued and outstanding immediately prior to the Effective Time (other than any Dissenting Shares (as hereinafter defined)) shall be canceled and shall be converted automatically into the right to receive an amount equal to the Per Share Amount (the “Merger Consideration”) payable, without interest, to the holder of such Share, upon surrender, in the manner provided in Section 2.7, of the Company Stock Certificate that formerly evidenced such Share; and

(iv) each share of the common stock, $0.001 par value per share, of Purchaser then outstanding shall be converted into one share of common stock of the Surviving Corporation.

2.5(b) If, between the date of this Agreement and the Effective Time, the outstanding shares of Company Common Stock are changed into a different number or class of shares by reason of any stock split, stock dividend, reverse stock split, reclassification, recapitalization or other similar transaction, then the Merger Consideration shall be appropriately adjusted; provided, however, that nothing in this Section 2.5(b) shall be construed as permitting the Company to take any action or enter into any transaction otherwise prohibited by this Agreement.

2.6. Closing of the Company’s Transfer Books. At the Effective Time: (a) all holders of certificates representing Shares that were outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares other than as provided herein (including the right to receive the Merger Consideration provided in Section 2.5(a)(iii)) or by applicable Legal Requirements; and (b) the stock transfer books of the Company shall be closed with respect to all Shares outstanding immediately prior to the Effective Time. No further transfer of any such Shares shall be made on such stock transfer books after the Effective Time. If, after the Effective Time, a valid certificate previously representing any Share (a “Company Stock Certificate”) is properly presented to the Paying Agent (as defined in Section 2.7) or to the Surviving Corporation or Parent, such Company Stock Certificate shall be canceled and shall be exchanged as provided in Section 2.7.

2.7. Surrender of Shares.

2.7(a) At least five (5) business days prior to the Closing Date, Parent shall select a reputable bank or trust company to act as paying agent in the Merger (the “Paying Agent”) to facilitate the receipt by the Company’s stockholders of the Per Share Amount in connection with the Merger. Promptly after the Effective Time, Parent shall cause the Merger Consideration to be delivered (other than any portion thereof allocable to any Dissenting Shares, which shall be withheld by Parent or the Surviving Corporation to satisfy related appraisal or dissenters rights matters and the costs thereof) by wire transfer of immediately available funds to an account designated in writing by the Paying Agent (the “Payment Account”). The Paying Agent shall, pursuant to irrevocable instructions, deliver the Merger Consideration contemplated to be paid pursuant to Section 2.5(a)(iii) out of the Payment Account. The Payment Account shall be invested by the Paying Agent as directed by Parent; provided, however, that such investments shall be in obligations of or guaranteed by the United States of America or any agency or instrumentality thereof and backed by the full faith and credit of the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion (based on the most recent financial statements of such bank that are then publicly available).

2.7(b) As soon as reasonably practicable after the Effective Time (and in any event no later than five (5) business days after the Effective Time), Parent shall cause the Paying Agent to mail to the record holders of Company Stock Certificates (i) a letter of transmittal in customary form and containing such provisions as Parent may reasonably specify (including a provision confirming that delivery of Company Stock Certificates shall be effected, and risk of loss and title to Company Stock Certificates shall pass, only upon delivery of such Company Stock Certificates to the Paying Agent), and (ii) instructions for use in effecting the surrender of Company Stock Certificates in exchange for the Merger Consideration. Upon surrender of a Company Stock Certificate to the Paying Agent, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Paying Agent or Parent (or, if such shares of Company Common Stock are held in book-entry or other uncertificated form, upon the entry through a book-entry transfer agent of the surrender of such shares on a book-entry account statement (it being understood that any references herein to “Company Stock Certificates” shall be deemed to include references to book-entry account statements relating to the ownership of shares of Company Common Stock)),(A) the holder of such Company Stock Certificate shall be entitled to receive in exchange therefor the Merger Consideration for each Share formerly evidenced by such Company Stock Certificate, without interest, and (B) the Company Stock Certificate so surrendered shall be canceled. Until surrendered as contemplated by this Section 2.7(b) and except as set forth in Section 2.9, each Company Stock Certificate shall be deemed, from and after the Effective Time, to represent only the right to receive the Merger Consideration for each Share formerly evidenced by such Company Stock Certificate as contemplated by this Section 2. If any Company Stock Certificate shall have been lost, stolen or destroyed, Parent may, in its discretion and as a condition precedent to the payment of the applicable Merger Consideration with respect to the Shares represented by such Company Stock Certificate, require the owner of such lost, stolen or destroyed Company Stock Certificate to provide an appropriate affidavit and to deliver a bond (in such sum as Parent may reasonably direct) as indemnity against any claim that may be made against the Paying Agent, Parent or the Surviving Corporation with respect to such Company Stock Certificate.

2.7(c) Any portion of the Payment Account that remains undistributed to holders of Company Stock Certificates as of the date 180 days after the Effective Time shall be delivered to Parent upon demand, and any holders of Company Stock Certificates who have not theretofore surrendered their Company Stock Certificates in accordance with this Section 2.7 shall thereafter look only to Parent for satisfaction of their claims for the Merger Consideration payable with respect to any Shares represented by such Company Stock Certificate.

2.7(d) Each of the Paying Agent, Parent and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement (including pursuant to Sections 1.1, 2.7 and 2.8) to any holder or former holder of Shares or Company Options such amounts as may be required to be deducted or withheld therefrom under the Code or any provision of state, local or foreign Tax law or under any other applicable Legal Requirement. To the extent such amounts are so deducted or withheld and paid to the appropriate Governmental Body, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

2.7(e) If any payment, pursuant to the Offer or the Merger is to be made to a person other than the person in whose name the surrendered Company Stock Certificate is registered or who is the holder of a Company Option as of the Effective Time, it shall be a condition of payment that the Company Stock Certificate or Company Option so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the person requesting such payment shall have paid all transfer and other Taxes required by reason of the issuance to a person other than the registered holder of the Company Stock Certificate surrendered (or with respect to a Company Option, the holder as of the Effective Time) or shall have established to the satisfaction of Parent that such Tax either has been paid or is not applicable.

2.7(f) Neither Parent nor the Surviving Corporation shall be liable to any holder or former holder of Shares or to any other Person with respect to any Merger Consideration properly delivered to any public official pursuant to any applicable abandoned property law, escheat law or similar Legal Requirement.

2.8. Treatment of Awards Under the Company Stock Plans.

2.8(a) The Company shall take all actions necessary (including providing any required notices and obtaining any required consents) such that, effective as of the Effective Time, all outstanding stock options granted under the Company’s 1997 Stock Plan, the Company’s 2001 Stock Plan, the Company’s 2006 Stock Incentive Plan or other governing share-based plan document or agreement, including plan documents or agreements governing options that have previously been assumed by the Company as a result of corporate acquisitions (collectively, the “Company Stock Plans”, and such stock options, the “Company Options”) shall, to the extent vested and exercisable as of the Effective Time (after application of any provisions (in effect as of the date of this Agreement) that would, without any termination of employment or further action by any Person, accelerate the vesting and exercisability of such Company Option upon the consummation of the Contemplated Transactions), be cancelled in exchange for a payment (less applicable federal, state, local, foreign and other withholding taxes) equal to the product of (A) the difference, if any, between the Merger Consideration and the per share exercise price of such Company Option and (B) the number of Shares with respect to which such Company Option is vested and exercisable as of the Effective Time; provided, however, that any Company Option, to the extent vested and exercisable as of the Effective Time (after application of any provisions (in effect as of the date of this Agreement) that would, without any termination of employment or further action by any Person, accelerate the vesting and exercisability of such Company Option upon the consummation of the Contemplated Transactions), with a per share exercise price equal to or greater than the Merger Consideration will be cancelled with no consideration due the holder of such Company Option.

2.8(b) The Company and Parent shall take all actions necessary (including providing any required notices and obtaining any required consents) to ensure that each Company Option outstanding as of the Effective Time, to the extent not cancelled pursuant to Section 2.8(a) above, shall be converted into, or replaced with (through the grant of a substitute option), at the Effective Time, an option representing the right to acquire, on substantially the same terms and conditions (including vesting and exercisability) as were applicable to such Company Option immediately prior to the Effective Time, the number of shares of Parent common stock, par value $0.01 per share (“Parent Common Stock”) (rounded down to the nearest whole share) determined by multiplying the number of Shares subject to such Company Option immediately prior to the Effective Time (and after giving effect to any cancellations pursuant to Section 2.8(a) above) by the Option Exchange Ratio, at an exercise price per share of Parent Common

Stock (rounded up to the nearest whole cent) equal to (A) the per share exercise price of such Company Option divided by (B) the Option Exchange Ratio. Within a reasonable period of time after the Effective Time (but no later than ten (10) business days after the Effective Time), Parent shall cause the issuance of the shares of Parent Common Stock subject to each stock option issued in connection with this Section 2.8(b) to be registered on Form S-8 under the Securities Act or, if not available, on another appropriate form. Notwithstanding anything contained herein to the contrary, the conversion (or replacement) pursuant to this Section 2.8(b) shall occur (i) in a manner that meets the requirements of Section 409A of the Code and the regulations thereunder and (ii) with respect to any Company Option that is intended to be an “incentive stock option” within the meaning of Section 422 of the Code, in a manner that meets the requirements of Section 424 of the Code and the regulations thereunder.

2.8(c) The Company and Parent shall take all action necessary (including providing any required notices and obtaining any required consents) to ensure that each restricted share issued under a restricted stock award granted under the Company Stock Plans (each, an “RSA”) (i) is not tendered pursuant to the Offer and (ii) is exchanged at the Effective Time for a restricted stock award representing the right to receive, on substantially the same terms and conditions (including vesting) as were applicable to such RSA immediately prior to the Effective Time, the number of shares of Parent Common Stock (rounded down to the nearest whole share) determined by multiplying the number of restricted shares subject to such RSA that are being converted pursuant to this Section 2.8(c) by the Option Exchange Ratio. Within a reasonable period of time after the Effective Time (but no later than ten (10) business days after the Effective Time), Parent shall cause the shares of Parent Common Stock subject to each restricted stock award issued by Parent in connection with this Section 2.8(c) to be issued under a registration statement on Form S-8 under the Securities Act or, if not available, on another appropriate form.

2.8(d) Prior to the Effective Time, the Company and Parent shall take all actions required to reflect the transactions contemplated by this Section 2.8 (including providing any required notices or obtaining any required consents) to ensure that, following the Effective Time, no Person other than Parent and its Subsidiaries shall have any right to acquire, or shall have any ownership interest in, equity securities of the Company or any Subsidiary thereof.

2.9. Dissenting Shares.

2.9(a) Notwithstanding any provision of this Agreement to the contrary, Shares that are outstanding immediately prior to the Effective Time and that are held by stockholders who shall have neither voted in favor of the Merger nor consented thereto in writing and who shall have demanded properly in writing appraisal for such Shares in accordance with, and who comply in all respects with, Section 262 of the DGCL (collectively, the “Dissenting Shares”) shall not be converted into, or represent the right to receive, the Merger Consideration. Such stockholders shall be entitled to receive payment of the appraised value of such Shares held by them in accordance with the provisions of such Section 262 (and at the Effective Time such Dissenting Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and such holders shall cease to have any right with respect thereto, except the right to receive the fair value of such Dissenting Shares in accordance with Section 262), except that Dissenting Shares held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to appraisal of such Shares under such Section 262 shall thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration, without any interest thereon, upon surrender, in the manner provided in Section 2.7, of the Company Stock Certificate or Company Stock Certificates that formerly evidenced such Shares.

2.9(b) The Company shall give Parent and Purchaser (i) prompt notice of any demand for appraisal received by the Company, withdrawals of such demands, and any other instruments served pursuant to the DGCL and received by the Company, and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the DGCL. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

2.10. Further Action. If, at any time after the Effective Time, any further action is determined by Parent to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Purchaser and the Company, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of Purchaser, in the name of the Company and otherwise) to take such action.

SECTION 3. REPRESENTATIONS AND WARRANTIES OF THE COMPANY.

Except as set forth in the Company Disclosure Schedule, the Company represents and warrants to Parent and Purchaser as follows:

3.1. Organization and Good Standing.

3.1(a) The Acquired Corporations are corporations or other Entities duly organized, validly existing, and in good standing under the laws of their respective jurisdictions of incorporation, formation, or organization, with full corporate power or other entity authority to conduct their respective businesses as now being conducted, to own or use the respective properties and assets that they purport to own or use, and to perform all their respective obligations under Acquired Corporation Contracts. Each of the Acquired Corporations is duly qualified to do business as a foreign corporation or other entity and is in good standing under the laws of each state or other jurisdiction in which either the ownership or use of the properties owned or used by it, or the nature of the activities conducted by it, requires such qualification, except where the failure to be so qualified would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the Acquired Corporations.

3.1(b) Part 3.1(b) of the Company Disclosure Schedule lists all Acquired Corporations and indicates as to each the type of entity, its jurisdiction of organization and, except in the case of the Company, its stockholders or other equity holders. Part 3.1(b) of the Company Disclosure Schedule lists, and the Company has made available to Parent copies of, the certificate or articles of incorporation, by-laws and other organizational documents (collectively, “Organizational Documents”) of each of the Acquired Corporations, as currently in effect.

3.1(c) Part 3.1(c) of the Company Disclosure Schedule lists, and the Company has made available to Parent copies of, the charters of each committee of the Company Board and any code of conduct or similar policy adopted by the Company.

3.2. Authority; No Conflict.

3.2(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Contemplated Transactions. The execution and delivery of this Agreement and the Tender Agreements by the Company and the consummation by the Company of the Contemplated Transactions have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Contemplated Transactions (other than, with respect to the Merger, the adoption of this Agreement by the holders of a majority of the then-outstanding Shares, if and to the extent required by applicable Legal Requirements, and the filing and recordation of the Certificate of Merger and other documents as required by the DGCL). This Agreement has been duly and validly executed and delivered by the Company and (assuming the due execution and delivery of this Agreement by Parent and Purchaser) constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the effect of (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to rights of creditors generally and (ii) rules of law and equity governing specific performance, injunctive relief and other equitable remedies.

3.2(b) Assuming the accuracy of the representations set forth in Section 4.5, the Company has taken all appropriate actions so that the restrictions on business combinations contained in any Anti-Takeover Law will not apply with respect to or as a result of this Agreement, the Tender Agreements and the Contemplated Transactions, without any further action on the part of the stockholders of the Company or the Company Board. No Anti-Takeover Law is applicable to, or purports to be applicable to, the Merger or the other transactions contemplated by this Agreement.

3.2(c) The Company Board, at a meeting duly called and held and at which all directors were present, has unanimously adopted the Board Actions.

3.2(d) The Company Board has duly and validly approved and taken all corporate action required to be taken by the Company Board to grant the Top-Up Option and to issue the Top-Up Option Shares upon the exercise thereof. The Top-Up Option Shares, if and when issued in accordance with the terms of this Agreement and any applicable Legal Requirements unrelated to corporate action of the Company Board, and paid for by Parent or Purchaser in accordance with this Agreement, will be duly authorized, validly issued, fully paid and nonassessable.

3.2(e) The affirmative vote (in person or represented by proxy) at the Stockholders’ Meeting, or at any adjournment or postponement thereof, of a majority of the votes entitled to be cast by the holders of outstanding Shares in favor of the adoption of this Agreement, is (unless the Merger is consummated as a Short-Form Merger in accordance with Section 253 of the DGCL as contemplated by Section 6.3(b)) the only vote or approval of the holders of any class or series of capital stock of the Company or any Subsidiary necessary to adopt this Agreement.

3.2(f) Neither the execution and delivery of this Agreement or the Tender Agreements nor the consummation of any of the Contemplated Transactions do or will, directly or indirectly (with or without notice or lapse of time or both), (i) contravene, conflict with, or result in a violation of (A) any provision of the Organizational Documents of any of the Acquired Corporations so as to adversely affect the Company in a material manner, or (B) any resolution adopted by the board of directors or the stockholders of any of the Acquired Corporations so as to adversely affect the Company in a material manner; (ii) contravene, conflict with, or result in a violation of any order to which any of the Acquired Corporations, or any of the assets owned by any of the Acquired Corporations, is or may be subject; (iii) violate any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate, or modify, any Governmental Authorization that is held by any of the Acquired Corporations, or that otherwise is applicable to the assets owned by, any of the Acquired Corporations; (iv) contravene, conflict with, or result in a violation or breach of any provision of, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate, or modify, any Material Contract; or (v) result in the imposition or creation of any Encumbrance upon or with respect to any of the assets owned or used by any of the Acquired Corporations, except, in the case of clauses (ii), (iii), (iv), and (v), for any such conflicts, violations, breaches, defaults or other occurrences that would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect on the Acquired Corporations.

3.2(g) The execution and delivery of this Agreement and the Tender Agreements by the Company do not, and the performance of this Agreement and the consummation of the Contemplated Transactions by the Company will not, require any Consent of, or filing with or notification to, any Governmental Body or any other Person, except (i) for (A) applicable requirements, if any, of the Exchange Act, the Securities Act and state securities or “blue sky” laws (“Blue Sky Laws”) and The NASDAQ Stock Market, (B) actions required by the HSR Act, (C) the filing of the Certificate of Merger as required by the DGCL, and (D) applicable requirements of applicable non-United States competition, antitrust and investment laws, and (ii) where failure to obtain such Consents, or to make such filings or notifications, would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect on the Acquired Corporations.

3.3. Capitalization. The authorized capital stock of the Company consists of 250,000,000 shares of Company Common Stock and 10,000,000 shares of Company Preferred Stock. As of February 28, 2010, (a) 22,133,012 shares of Company Common Stock were issued and outstanding, all of which have been duly authorized and validly issued, and are fully paid and nonassessable, (b) 1,940,185 shares of Company Common Stock were reserved for issuance upon the exercise of outstanding Company Options, (c) 1,317,155 shares of Company Common Stock were outstanding in the form of RSAs, (d) no shares of Company Common Stock were held in the treasury of the Company, (e) 2,580,979 shares of Company Common Stock were reserved for issuance and available for the future grant of equity-based awards under the Company Stock Plans, and (f) 300,000 shares of Company Preferred Stock, designated as Series A Participating Preferred Stock, were reserved for issuance upon exercise of the Company Rights. No shares of Company Preferred Stock are outstanding. There are not any bonds, debentures, notes or other indebtedness or, except as described in the immediately preceding sentence, securities of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote. Except as set forth in the second sentence of this Section 3.3, as of the date hereof, no shares of capital stock or other voting securities of the Company are issued, reserved for issuance or outstanding and no shares of capital stock or other voting securities of the Company will be issued or become outstanding after the date hereof other than upon exercise of the Company Options outstanding as of the date hereof. Except as set forth in this Section 3.3 or in Part 3.3 of the Company Disclosure Schedule, there are no Options relating to the issued or unissued capital stock of any of the Acquired Corporations, or obligating any of the Acquired Corporations to issue, grant or sell any shares of capital stock of, or other equity interests in, or securities convertible into, or exercisable or exchangeable for, equity interests in, the Company or any of its Subsidiaries. Since December 31, 2009, the Company has not issued any shares of its capital stock or Options in respect thereof, except upon the exercise of the Company Options referred to above or issuances of equity awards (or Shares upon exercise or settlement thereof) in the Ordinary Course of Business. All shares of Company Common Stock subject to issuance as described above will, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, be duly authorized, validly issued, fully paid and nonassessable. None of the Acquired Corporations has any Contract or other obligation to repurchase, redeem or otherwise acquire any shares of Company Common Stock or any capital stock of any of the Company’s Subsidiaries, or make any investment (in the form of a loan, capital contribution or otherwise) in any of the Company’s Subsidiaries or any other Person. Each outstanding share of capital stock of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and is owned by the Company free and clear of all Encumbrances. None of the outstanding equity securities or other securities of any of the Acquired Corporations was issued in violation of the Securities Act or any other Legal Requirement. None of the Acquired Corporations owns, or has any Contract or other obligation to acquire, any equity securities or other securities of any Person (other than Subsidiaries of the Company) or any direct or indirect equity or ownership interest in any other business. None of the Acquired Corporations is or has ever been a general partner of any general or limited partnership.

3.4. SEC Reports.

3.4(a) The Company has filed on a timely basis all forms, reports and documents required to be filed by it with the SEC since July 1, 2006. Except to the extent available in full without redaction on the SEC’s web site through the EDGAR portal (“EDGAR”) two days prior to the date of this Agreement, the Company has made available to Parent copies in the form filed with the SEC (including the full text of any document filed subject to a request for confidential treatment) of all of the following: (i) the Company’s Annual Reports on Form 10-K for each fiscal year of the Company beginning on or after July 1, 2006, (ii) the Company’s Quarterly Reports on Form 10-Q for each of the first three fiscal quarters in each of the fiscal years of the Company beginning on or after July 1, 2006, (iii) all proxy and information statements relating to the Company’s meetings of stockholders (whether annual or special) held, and all information statements relating to stockholder consents, since July 1, 2006, (iv) the Company’s Current Reports on Form 8-K filed since July 1, 2006, (v) all other forms, reports, registration statements and other documents filed by the Company with the SEC since July 1, 2006 (the forms, reports, registration statements and other documents referred to in clauses (i), (ii), (iii), (iv) and (v) above, whether or not available through EDGAR, are, collectively, the “Company SEC Reports,” and, to the extent available in full without redaction through EDGAR at least two business days prior to the date of this Agreement, the “Filed Company SEC Reports”), (vi) all certifications and statements required by Rules 13a-14 and 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (“SOX”), and the rules and regulations of the SEC promulgated thereunder, with respect to any report referred to in clause (i) or (ii) (collectively, the “Certifications”), and (vii) all comment letters received by the Company from the staff of the SEC since July 1, 2006 and all responses to such comment letters by or on behalf of the Company. No Subsidiary of the Company is, or since July 1, 2006 has been, required to file any form, report, registration statement or other document with the SEC. As used in this Section 3.4, the term “file” shall be construed to include a document that is “furnished” to the SEC.

3.4(b) Each of the Company SEC Reports (i) as of the date of the filing of such report, complied in all material respects with the requirements of the Securities Act and the Exchange Act, as the case may be, and, to the extent then applicable, SOX, including in each case, the rules and regulations thereunder, and (ii) as of its filing date (or, if amended or superseded by a subsequent filing prior to the date hereof, on the date of such filing) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

3.4(c) The Certifications complied with Rules 13a-14 and 15d-14 under the Exchange Act and Sections 302 and 906 of SOX and the rules and regulations promulgated thereunder and the statements contained in the Certifications were true and correct as of the date of the filing thereof.

3.4(d) The Acquired Corporations have implemented and maintain disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), and such controls and procedures are effective to ensure that (i) all information required to be disclosed by the Company in the reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (ii) all such information is accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

3.4(e) The Company is currently in compliance in all material respects with (i) the applicable listing and corporate governance rules and regulations of The NASDAQ Stock Market, and (ii) the applicable provisions of SOX. The Company has made available to Parent true, correct and complete copies of (i) all correspondence between the Acquired Corporations and the SEC since July 1, 2006, and (ii) all correspondence between the Acquired Corporations and the NASDAQ Stock Market since July 1, 2006.

3.4(f) Since July 1, 2006 to the date hereof, neither the Company nor any of its Subsidiaries has received any written complaint or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices.

3.4(g) The Acquired Corporations have implemented and maintain a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Since December 31, 2008, (a) there have not been any changes in the Acquired Corporations’ internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Acquired Corporations’ internal control over financial reporting; (b) all significant deficiencies and material weaknesses in the design or operation of the Acquired Corporations’ internal control over financial reporting which are reasonably likely to adversely affect the Acquired Corporations’ ability to record, process, summarize and report financial information have been disclosed to the Company’s outside auditors and the audit committee of the Company Board, and (c) to the Company’s Knowledge, there has not been any fraud, whether or not material, that involves management or other employees who have a significant role in the Acquired Corporations’ internal control over financial reporting.

3.5. Financial Statements.

3.5(a) Each of the financial statements (including, in each case, any notes thereto) contained or incorporated by reference in the Company SEC Reports (including each of the Company SEC Filings filed after the date hereof until the Acceptance Date) complied with the rules and regulations of the SEC (including Regulation S-X) as of the date of the filing of such reports, was prepared in accordance with GAAP, and fairly presents in all material respects the financial position and the results of operations, changes in stockholders’ equity and cash flow of the Acquired Corporations as at the respective dates of and for the periods referred to in such financial statements, subject, in the case of interim financial statements, to (i) the omission of notes to the extent permitted by Regulation S-X (that, in the case of interim financial statements included in the Company SEC Reports filed since the Company’s most recent Annual Report on Form 10-K, would not differ materially from the notes to the financial statements included in such Annual Report) (the consolidated balance sheet included in such Annual Report, the “Balance Sheet”), and (ii) normal year-end adjustments (the effect of which will not, individually or in the aggregate, be materially adverse to the Acquired Corporations). The financial statements referred to in this Section 3.5 reflect the consistent application of such accounting principles throughout the periods involved, except as disclosed in the notes to such financial statements. No financial statements of any Person other than the Subsidiaries of the Company are, or, since July 1, 2006 have been, required by GAAP to be included in the consolidated financial statements of the Company.

3.5(b) The Company is not a party to any Off-Balance Sheet Arrangements.

3.6. Property; Sufficiency of Assets. The Acquired Corporations (i) have good and valid title to all property material to the business of the Acquired Corporations and reflected in the latest audited financial statements included in the Filed Company SEC Reports as being owned by the Acquired Corporations or acquired after the date thereof (except for property sold or otherwise disposed of in the Ordinary Course of Business since the date thereof), free and clear of all Encumbrances except (1) statutory liens securing payments not yet due and (2) such imperfections or irregularities of title or other liens (other than real property mortgages or deeds of trust) as do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties, and (ii) are collectively the lessee of all property material to the business of the Acquired Corporations as currently conducted and reflected as leased in the Filed Company SEC Reports (or on the books and records of the Company as of the date thereof) or acquired after the date thereof (except for leases that have expired by their terms) and are in possession of the properties purported to be leased thereunder, and each such lease is valid and in full force and effect without default thereunder by the lessee or, to the Company’s Knowledge, the lessor, other than defaults that would not have a Material Adverse Effect on the Acquired Corporations. For the avoidance of doubt, the representations and warranties set forth in this Section 3.6 do not apply to the matters specifically addressed in Section 3.8.

3.7. Receivables, Customers, Suppliers.

3.7(a) To the Company’s Knowledge, as of the date hereof, all existing accounts receivable of the Acquired Corporations represent valid obligations of customers of the Acquired Corporations arising from bona fide transactions entered into in the ordinary course of business.

3.7(b) Part 3.7(b) of the Company Disclosure Schedule lists the top ten (10) suppliers of products or services to the Acquired Corporations and each supplier that supplies goods accounting for 5% or more of the total cost of goods sold (in either case based on expenditures for the twelve (12) months ended December 31, 2009), the top twenty (20) customers of the Acquired Corporations (based on revenues during the twelve (12) months ended December 31, 2009) and the top ten (10) distributors (based on revenues during the twelve months ended December 31, 2009) of the Acquired Corporations (on a consolidated basis). As of the date hereof, no Acquired Corporation has received written notice from any supplier, customer, distributor or other Person identified in Part 3.7(b) of the Company Disclosure Schedule that such supplier, customer, distributor or other Person intends to cease dealing with the Acquired Corporations or intends to otherwise materially reduce the volume of business transacted by such Person with the Acquired Corporations as compared to the twelve (12) month period ended December 31, 2009.

3.8. Real Property; Equipment. To the Company’s Knowledge, all material items of equipment and other material tangible assets owned by or leased to the Acquired Corporations, taken as a whole, are adequate for the uses to which they are being put, and are in good condition and repair (ordinary wear and tear excepted).

3.9. Intellectual Property.

3.9(a) Part 3.9(a) of the Company Disclosure Schedule is a complete and correct list of all Acquired Corporation Registered Intellectual Property and specifies, where applicable, the jurisdictions in which each such item of Acquired Corporation Registered Intellectual Property has been filed, issued or registered and the name of such registered owner and lists any proceedings or actions before any court, tribunal (including the United States Patent and Trademark Office (the “PTO”) or equivalent authority anywhere in the world) related to any of the Acquired Corporation Registered Intellectual Property.

3.9(b) By virtue of either the Acquired Corporations’ ownership of mask works for the Acquired Corporations Products that are semiconductor chip products and/or restrictive covenants in the Acquired Corporations’ contracts with contract manufacturers, and, except for rights limited to such contract manufacturers’ manufacture and sale of Acquired Corporations Products only for the sole and exclusive benefit of an Acquired Corporation, no Person other than the Acquired Corporations has any rights to make, have made, import or distribute semiconductor chip products in which a mask of the Acquired Corporations Products are used or in which mask works for the Acquired Corporations Products are embodied, except as would not reasonably be expected to materially affect the operations of the Acquired Corporations. No Acquired Corporation Intellectual Property (including to the Company’s Knowledge any Intellectual Property exclusively licensed-in) or Acquired Corporation Product (including to the Company’s Knowledge any third party Intellectual Property licensed-in) is subject to any proceeding or outstanding decree, order, judgment, or stipulation restricting in any manner the use, transfer, or licensing thereof by the Acquired Corporations. No Acquired Corporation Intellectual Property (including to the Company’s Knowledge any Intellectual Property exclusively licensed-in) is subject to any proceeding or outstanding decree, order, judgment, or stipulation which may affect the validity or enforceability of such Acquired Corporation Intellectual Property. No Acquired Corporation Intellectual Property (including to the Company’s Knowledge any Intellectual Property exclusively licensed-in) is subject to any contract, license or agreement restricting the use, transfer, or licensing thereof by the Acquired Corporations in a manner which could reasonably be expected to have a Material Adverse Effect on the Acquired Corporations.

3.9(c) The Acquired Corporation Registered Intellectual Property has been duly filed and prosecuted in accordance with applicable legal requirements. All necessary registration, maintenance and renewal fees, and annuities currently due in connection with such Acquired Corporation Registered Intellectual Property have been made, and all legally required documents, recordations and certificates in connection with such Acquired Corporation Registered Intellectual Property have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of perfecting, prosecuting or maintaining such Acquired Corporation Registered Intellectual Property. To the Company’s Knowledge, each item of Acquired Corporation Registered Intellectual Property that is not an application is valid and subsisting, and no opposition or interference proceedings have been commenced with respect thereto.

3.9(d) The Acquired Corporations own and have good and exclusive title to, each item of Acquired Corporation Intellectual Property (excepting any Intellectual Property exclusively licensed-in) free and clear of any Encumbrance (excluding non-exclusive licenses). The Acquired Corporations are the exclusive owners of or are licensed or otherwise permitted to use all trademarks and service marks and trade names used in connection with the operation or conduct of the business of the Acquired Corporations as currently conducted, including the sale, distribution or provision of any of the Acquired Corporation Products by the Acquired Corporations and the Acquired Corporations own exclusively, and have good title to, or are licensed or otherwise permitted to use, copy and make derivative works all copyrighted works that are included with or incorporated into Acquired Corporation Products or which the Acquired Corporations otherwise purport to own.

3.9(e) To the extent that any material technology, software or Intellectual Property has been developed or created independently or jointly by a third party for the Acquired Corporations or is incorporated into any of the Acquired Corporation Products, the applicable Acquired Corporation has either (i) obtained ownership of, and is the exclusive owner of, or (ii) obtained a license sufficient for the conduct of its business as currently conducted) to such third party’s Intellectual Property in such work, material or invention.

3.9(f) No Acquired Corporation has granted any exclusive license with respect to, any Intellectual Property that is or was Acquired Corporation Intellectual Property, to any third party. In the past six (6) years, no Acquired Corporation has transferred ownership of, or granted any exclusive license to, any Acquired Corporation Intellectual Property, nor permitted any of its rights in such material Acquired Corporation Intellectual Property to lapse or enter the public domain.

3.9(g) Part 3.9(g) of the Company Disclosure Schedule is a complete and correct list of all material contracts, licenses and agreements to which the Company or any of its subsidiaries is a party: (i) with respect to Intellectual Property licensed (including under a covenant not to assert) or transferred to any third party, (ii) pursuant to which a third party has licensed (including under a covenant not to assert) or transferred ownership of any Intellectual Property to the Acquired Corporations, in each case excluding standardized nonexclusive licenses for “off the shelf” software widely available through regular commercial distribution channels on standard terms and conditions (other than open source and general public licenses, as such term is defined below) and were obtained by any of the Acquired Corporations in the Ordinary Course of Business, and (iii)(a) joint development Contracts related to any Acquired Corporation Intellectual Property owned by any of the Acquired Corporations or Acquired Corporation Products, (b) any Contract under which any Acquired Corporation grants an option or right of first refusal relating to any Acquired Corporation Intellectual Property and (c) any Contract limiting any of the Acquired Corporations’ ability to transact business in any market, field or geographical area or with any Person, or that restricts the use, transfer, delivery or licensing of Acquired Corporation Intellectual (or any tangible embodiment thereof) owned by any Acquired Corporation.

3.9(h) All contracts, licenses and agreements listed in Part 3.9(g) of the Company Disclosure Schedule are in full force and effect. The consummation of the transactions contemplated by this Agreement will neither violate nor result in the breach, modification, cancellation, termination or suspension of such contracts, licenses and agreements listed in Part 3.9(g) of the Company Disclosure Schedule. Each Acquired Corporation is in material compliance with, and has not materially breached any term of any such contracts, licenses and agreements listed in Part 3.9(g) of the Company Disclosure Schedule and, to the Company’s Knowledge, all other parties to such contracts, licenses and agreements are in compliance with, and have not breached any term of, such contracts, licenses and agreements. Following the Acceptance Date, the Surviving Corporation will be permitted to exercise all of the Acquired Corporations’ rights under such contracts, licenses and agreements to the same extent the Acquired Corporations would have been able to had the transactions contemplated by this Agreement not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments that the Acquired Corporations would otherwise be required to pay. Neither this Agreement nor the transactions contemplated by this Agreement, including the assignment to Parent or Purchaser, by operation of law or otherwise, of any contracts or agreements to which the

Acquired Corporations are a party, will result in (i) either Parent’s or the Purchaser’s granting to any third party any right to or with respect to any Intellectual Property right owned by, or licensed to, either of them, (ii) either the Parent’s or the Purchaser’s being bound by, or subject to, any non-compete or other restriction on the operation or scope of their respective businesses, or (iii) either the Parent’s or the Purchaser’s being obligated to pay any royalties or other amounts to any third party in excess of those payable by the Acquired Corporations prior to the Closing.

3.9(i) To the Company’s Knowledge, the operation of the business of the Acquired Corporations as such business is currently conducted, including (i) the Acquired Corporations’ design, development, manufacture, distribution, reproduction, marketing or sale of the Acquired Corporation Products or services and (ii) the Acquired Corporations’ use of any product, device or process, has not and does not infringe or misappropriate the Intellectual Property of any third party or constitute unfair competition or unfair trade practices under the laws of any jurisdiction.

3.9(j) No Acquired Corporation has received written notice from any third party in the past six (6) years that the operation of the business of the Acquired Corporations or any Acquired Corporation Product, act, or service infringes or misappropriates the Intellectual Property of any third party or constitutes unfair competition or trade practices under the laws of any jurisdiction.

3.9(k) To the Company’s Knowledge, no third party is infringing on any of the Intellectual Property owned by the Acquired Corporations.

3.9(l) The Acquired Corporations have taken reasonable steps under the circumstances to protect the Acquired Corporations’ rights in their confidential information and trade secrets that they wish to protect or any trade secrets or confidential information of third parties provided to the Acquired Corporations that they are obligated to protect and, without limiting the foregoing, each of the Acquired Corporations has and enforces a policy requiring each employee and contractor to execute a proprietary information/confidentiality agreement substantially in the form provided to Parent, and all current and former employees, and the consultants of the Company and any of its subsidiaries have executed such an agreement.

3.9(m) No Public Software (as such term is defined below) was or is, in whole or in part, incorporated in or distributed with any Acquired Corporation Intellectual Property or Acquired Corporation Product. For the purposes of this Agreement, “Public Software” means any software that contains, or is derived in any manner (in whole or in part) from, any software that is distributed as free software, open source software (e.g., Linux) or similar licensing or distribution models, including any model that requires the distribution of source code to licensees, including software licensed or distributed under any of the following licenses or distribution models, or licenses or distribution models similar to any of the following: (i) GNU’s General Public License (GPL) or Lesser/Library GPL (LGPL), (ii) the Artistic License (e.g., PERL), (iii) the Mozilla Public License, (iv) the Netscape Public License, (v) the Sun Community Source License (SCSL), (vi) the Sun Industry Standards License (SISL), (vii) the BSD License, and (viii) the Apache License.

3.9(n) With respect to any Acquired Corporation Intellectual Property or any Acquired Corporation Technology jointly owned by any Acquired Corporation and any other Person, nothing restricts any Acquired Corporation’s right to use, exploit, license, transfer or enforce such jointly owned Acquired Corporation Intellectual Property or Acquired Corporation Technology, without the need for consent from any such other Person or to account to any such other Person for any profits therefrom.

3.9(o) To the Company’s Knowledge, there is no material fact with respect to any Patent Application owned by any Acquired Corporation that would (i) preclude the issuance of an Issued Patent from such Patent Application or (ii) render any Issued Patent issuing from such Patent Application invalid or unenforceable.

3.9(p) Except with respect to demonstration or trial copies, except as would not reasonably be expected to materially affect the operations of the Acquired Corporations, no Acquired Corporation Product contains any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus” or other software routines or hardware components designed to permit unauthorized access or to disable or erase software, hardware or data without the consent of the user.

3.9(q) None of the Acquired Corporations are and never have been a member or promoter of, or a contributor to or made any commitments or agreements regarding any patent pool, industry standards body, standard setting organization, industry or other trade association or similar organization, in each case that could or does require or obligate an Acquired Corporation to grant or offer to any other Person any license or right to the Acquired Corporation Proprietary Rights, including on any future Proprietary Rights developed, conceived, made or reduced to practice by any of the Acquired Corporations after the date of this Agreement.

3.9(r) No funding, facilities or personnel of any Governmental Body or university or other educational institution were used, directly or indirectly, to develop or create, in whole or in part, any Acquired Corporation Proprietary Rights owned or developed by or on behalf of an Acquired Corporation or any Acquired Corporation Product owned or developed by or on behalf of an Acquired Corporation, except as would not reasonably be expected to materially adversely affect the ownership or rights in or to the Acquired Corporation Proprietary Rights, the Acquired Corporation Technology, or the Acquired Corporation Products.

3.9(s) Part 3.9(g) of the Company Disclosure Schedule is a complete and correct list of all material contracts, licenses and agreements under which the Acquired Corporations have delivered copies of or disclosed, or promised to deliver or disclose any source code of any material software owned by the Acquired Corporations, whether pursuant to an escrow arrangement or otherwise.

3.9(t) Part 3.9(t) of the Company Disclosure Schedule identifies all non-expired Contracts pursuant to which any Acquired Corporation has a material obligation or material duty to indemnify a third party with respect to the infringement or misappropriation of any Intellectual Property, other than indemnification obligations or duties contained in Contracts entered into in the Ordinary Course of Business.

3.9(u) The Acquired Corporations have in place appropriate written internal information security policies, which are published to employees and enforced, and which include guidelines for the use, processing, confidentiality and security of Company, customer, employee and other confidential and personal data consistent with applicable law, contractual commitments of the Acquired Corporations and data privacy promises and other data policies published to customers. The Acquired Corporations’ practices with regard to the collection, dissemination and use of data are and have been in accordance in all material respects with applicable data protection laws, contractual commitments of the Acquired Corporations and any published privacy policies, and the Acquired Corporations have a written agreement with each third party service provider having access to such data requiring compliance with such applicable laws and/or contractual commitments.

3.9(v) Except as would not reasonably be expected to have a Material Adverse Effect on the Acquired Corporations, and except for normal returns in the Ordinary Course of Business against which the Acquired Corporations have made adequate reserves, each Acquired Corporation Product conforms and complies in all material respects with the terms and requirements of any applicable warranty, the agreement related to such Acquired Corporation Product and with all applicable Legal Requirements.

3.9(w) Except as would not reasonably be expected to have a Material Adverse Effect on the Acquired Corporations, and except for normal returns in the Ordinary Course of Business against which the Acquired Corporations have made adequate reserves, no customer or other Person has asserted or, to the Company’s Knowledge, threatened to assert any claim against any Acquired Corporation (i) under or based upon any warranty provided by or on behalf of any Acquired Corporation, or (ii) under or based upon any other warranty relating to any Acquired Corporation Product.

3.9(x) Except as would not reasonably be expected to have a Material Adverse Effect on the Acquired Corporations, all installation services, programming services, repair services, maintenance services, support services, training services, upgrade services and other services that have been performed by the Acquired Corporations were performed properly and in full conformity with the terms and requirements of all applicable warranties and other Contracts and with all applicable Legal Requirements.

3.9(y) As of the date hereof, no product liability claims have been filed or, to the Company’s Knowledge, threatened against any Acquired Corporation related to any Acquired Corporation Product.

3.10. No Undisclosed Liabilities. The Acquired Corporations have no liabilities or obligations of any nature (whether absolute, accrued, contingent, determined, determinable, choate, inchoate or otherwise), except for (i) liabilities or obligations disclosed in the Filed Company SEC Reports, (ii) liabilities and obligations relating to the Contemplated Transactions, (iii) liabilities and obligations incurred in the Ordinary Course of Business since December 31, 2009, (iv) non-monetary liabilities and obligations that would not reasonably be expected to have a Material Adverse Effect on the Acquired Corporations as disclosed or reserved against in the consolidated balance sheet of the Company as of December 31, 2009 included in the Filed Company SEC Reports, or disclosed in the footnotes to the financial statements as of such date or the footnotes to the December 31, 2009 financial statements included in the 2009 Filed Company SEC Reports filed prior to the date hereof.

3.11. Taxes.

3.11(a) Timely Filing of Tax Returns. The Acquired Corporations have filed or caused to be filed all material Tax Returns that are or were required to be filed by or with respect to any of them, either separately or as a member of a group of corporations, pursuant to applicable Legal Requirements. All Tax Returns filed by (or that include on a consolidated basis) any of the Acquired Corporations were in all material respects true, complete and correct and filed on a timely basis. No claim has been made by any Governmental Body in any jurisdiction where an Acquired Corporation does not file a particular tax return that such Acquired Corporation is or may be subjected to taxation by that jurisdiction.

3.11(b) Payment of Taxes. The Acquired Corporations have, within the time and in the manner prescribed by law, paid all Taxes that are due and payable.

3.11(c) Withholding Taxes. Each of the Acquired Corporations has complied in all material respects with all applicable Legal Requirements relating to the payment and withholding of Taxes (including withholding and reporting requirements under the Code or Code Sections 1441 through 1464 or 3401 through 3406 of the Code and similar provisions under any other laws) and has, within the times and in the manner prescribed by applicable Legal Requirements, withheld from amounts paid to employees, creditors, stockholders of or consultants to an Acquired Corporation, and paid over to the proper Governmental Body all amounts required.

3.11(d) Audits. No Tax Return of any of the Acquired Corporations is under a current or pending audit, inquiry or examination by any Governmental Body, and no written notice of such an audit, inquiry or examination has been received by any of the Acquired Corporations. No material issues relating to Taxes were raised in writing by the relevant Governmental Body during any currently pending audit or examination, and no material issues relating to Taxes were raised in writing by the relevant Governmental Body in any completed audit or examination that would reasonably be expected to recur in a later taxable period. Part 3.11(d) of the Company Disclosure Schedule lists, and the Company has made available to Parent copies of, all examiner’s or auditor’s reports, notices of proposed adjustments or similar commissions received by any of the Acquired Corporations from any Governmental Body since December 31, 2005.

3.11(e) Tax Reserves. The charges, accruals, and reserves with respect to Taxes (including any “deferred taxes” or similar items that reflect timing differences between tax and financial accounting principles) on the respective books of each of the Acquired Corporations are adequate in all material respects to pay all Taxes not yet due and payable and have been determined in accordance with GAAP. No material differences exist between the amounts of the book basis and the tax basis of assets (net of liabilities) that are not accounted for on any accrual on the books of the Acquired Corporations for federal income tax purposes. There exists no written proposed assessment of Taxes against any of the Acquired Corporations. None of the Acquired Corporations has any liability for Taxes of any other person (other than Taxes of any member of a consolidated group of which the Company is the common parent) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Tax law) as a transferee or successor or by contract.

3.11(f) Tax Liens. No Encumbrance for Taxes exists with respect to any assets or properties of any of the Acquired Corporations.

3.11(g) Tax Sharing Agreements. Part 3.11(g) of the Company Disclosure Schedule lists, and the Company has made available to Parent copies of, any Tax sharing agreement, Tax allocation agreement, Tax indemnity obligation or similar written or unwritten agreement, arrangement, understanding or practice with respect to Taxes (including any advance pricing agreement, closing agreement or other agreement relating to Taxes with any Governmental Body) to which any of the Acquired Corporations is a party or by which any of the Acquired Corporations is bound.

3.11(h) Extensions of Time for Filing Tax Returns. None of the Acquired Corporations has requested any extension of time within which to file any Tax Return, which Tax Return has not since been filed.

3.11(i) United States Real Property Holding Corporation. The Company has not been a United States real property holding corporation within the meaning of Section 897 of the Code during the applicable period specified in Section 897(c)(1)(A)(ii).

3.11(j) 355 Transactions. None of the Acquired Companies has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for Tax-free treatment under Section 355 of the Code (i) in the two years prior to the date of this Agreement or (ii) in a distribution that otherwise constitutes part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Contemplated Transactions.

3.11(k) Waiver of Statutes of Limitations. None of the Acquired Corporations has executed any outstanding waivers, extensions or comparable consents regarding the application of the statute of limitations with respect to any Taxes or Tax Returns.

3.11(l) Powers of Attorney. No power of attorney currently in force has been granted by any of the Acquired Corporations concerning any Taxes or Tax Return.

3.11(m) Tax Elections; Rulings. None of the Acquired Corporations has (i) received or been the subject of a Tax Ruling (as defined below) or a request for a Tax Ruling, (ii) entered into a Closing Agreement (as defined below) with any Governmental Authority that would have a continuing effect or consequence after the Closing Date, or (iii) changed any financial or Tax accounting methods, policies or practices, except as required by a change in GAAP or applicable Legal Requirements. “Tax Ruling” shall mean a written ruling of a Governmental Authority relating to Taxes. “Closing Agreement” shall mean a written and legally binding agreement with a Governmental Authority relating to Taxes including any “closing agreement” as described in Section 7121 of the Code.

3.11(n) Section 481 Adjustments. None of the Acquired Corporations is required to include in income any adjustment pursuant to Section 481 of the Code by reason of a voluntary change in accounting method initiated by any of the Acquired Corporations, and the Internal Revenue Service has not proposed any such change in accounting method.

3.11(o) Section 162(m). No Acquired Corporation has been or is party to any Plan (as defined below), Contract, program, arrangement or understanding that provides for the payment of compensation that would not be deductible under Section 162(m) of the Code.

3.11(p) Section 280(G) and 4999. None of the Acquired Corporations is a party to any Plan, Contract, program, arrangement or understanding that (i) has resulted in or is reasonably likely to result separately or in the aggregate, in the payment of an “excess parachute payment” within the meaning of Section 280G of the Code or the imposition of an excise Tax under Section 4999 of the Code (or any corresponding or similar provision of state, local, or foreign Tax law) or (ii) provides for the gross-up of the excise Tax imposed by Section 4999 of the Code (or any corresponding or similar provision of state, local, or foreign Tax law).

3.11(q) Post-Expiration Date Income Recognition or Deduction Exclusion. None of the Acquired Companies will be required to include any item of income in, or exclude any item of deduction from, taxable income for any period (or portion thereof) ending after the Expiration Date as a result of any (i) change in method of accounting for a period ending on or prior to the Expiration Date; (ii) “closing agreement” described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or foreign Tax law) entered into on or prior to the Expiration Date; (iii) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or foreign Tax law) occurring or arising on or prior to the Expiration Date;

(iv) installment sale or open transaction disposition made on or prior to the Expiration Date; or (v) prepaid amount received on or prior to the Expiration Date, other than any prepaid amounts received in the ordinary course of business.

3.11(r) Tax Shelters. None of the Acquired Corporations has participated in any transaction that is a “listed transaction” or a “transaction of interest” (as defined in Treasury Regulation Section 1.6011-4(b)(2) and 1.6011-4(b)(6), respectively). The Company has not, within the scope of Section 999 of the Code, participated in or cooperated with any international boycott or has been requested to do so in connection with any transaction.

3.11(s) Deferred Compensation. No Acquired Corporation is a party to any “nonqualified deferred compensation plan” subject to Section 409A of the Code that would subject any Person to tax or penalties pursuant to Section 409A of the Code. The exercise price of each Company Option is not less than the fair market value (within the meaning of final regulations promulgated under Section 409A of the Code) of the underlying stock on the date the Company Option was granted.

3.11(t) Tax Records. The Acquired Corporations have made available to Parent complete and correct copies of all requested Tax Returns, supporting working papers, examination reports, cost sharing or similar arrangements and statements of deficiencies assessed against or agreed to by any of the Acquired Corporations filed or received by an Acquired Corporation since December 31, 2006.

3.12. Employee Benefits.

3.12(a) Since December 31, 2008, there has not been any adoption of, or amendment to, or change in employee participation or coverage under, any collective bargaining agreement of any Acquired Corporation or any Plan which would increase materially the expense of maintaining such agreement or Plan above the level of the expense incurred in respect thereof for the fiscal year ended on December 31, 2008. Neither the execution and delivery of this Agreement nor the consummation of the Contemplated Transactions will (either alone or in conjunction with any other event) result in, cause the accelerated vesting or delivery of, or increase the amount or value of, any payment or benefit to any current or former officer, employee or director of the Acquired Corporations. All Plans permit assumption by Parent or one of its Subsidiaries upon consummation of the Contemplated Transactions without the consent of any participant or other Person.

3.12(b) For purposes of this Agreement, the following definitions apply: “Controlled Group Liability” means any and all liabilities under (i) Title IV of ERISA, (ii) Section 302 of ERISA, (iii) Sections 412 and 4971 of the Code, (iv) the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code, and (v) corresponding or similar provisions of foreign laws or regulations; “ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations thereunder; and “ERISA Affiliate” means any corporation or trade or business (whether or not incorporated) which is treated with the Company as a single employer within the meaning of Section 414 of the Code.

3.12(c) Part 3.12(c) of the Company Disclosure Schedule includes a complete list of all employee benefit plans, programs, policies, contracts and arrangements (i) maintained, contributed to, or required to be contributed to, by any Acquired Corporation for the benefit of any current or former employee, officer, director or independent contractor of any of the Acquired Corporations (or beneficiary or dependent thereof), or (ii) with respect to which an Acquired Corporation has or may have any liability, in any case, whether or not written, and whether covering one person or more than one person, including (a) all employee welfare benefit plans within the meaning of Section 3(1) of ERISA, (b) all employee pension benefit plans within the meaning of Section 3(2) of ERISA, and (c) all other employment, retirement, pension, profit sharing, bonus, incentive, deferred compensation, stock purchase, stock option, stock ownership, phantom stock, stock appreciation right, equity-based, severance, change of control, health, life, disability, group insurance, death benefit, supplementary unemployment benefit, vacation, and fringe benefit plans, programs or arrangements (collectively, the “Plans”), and separately identifies the Plans maintained inside the jurisdiction of the United States (the “U.S. Plans”) and the Plans maintained outside the jurisdiction of the United States (the “Non U.S. Plans”).

3.12(d) With respect to each Plan, the Company has made available to Parent a true, correct and complete copy of: (i) each writing constituting a part of such Plan, including all plan documents, amendments, trust agreements, and insurance contracts and other funding vehicles (and, with respect to any unwritten plan, a written description thereof); (ii) the most recently filed Annual Report (Form 5500 Series) and accompanying schedules, if any; (iii) the current summary plan description and any material modifications thereto, if any; (iv) the most recent annual financial report, if any; (v) the most recent actuarial report, if any; (vi) the most recent advisory, opinion, and/or determination letter from the Internal Revenue Service (the “IRS”), as applicable and (vii) all records, notices and filings concerning IRS or Department of Labor audits or investigations, “prohibited transactions” within the meaning of Section 406 of ERISA or Section 4975 of the Code and “reportable events” within the meaning of Section 4043 of ERISA.

3.12(e) The Plans which are employee pension benefit plans within the meaning of Section 3(2) of ERISA and which are intended to meet the qualification requirements of Section 401(a) of the Code now meet, and at all times since their inception have met the requirements for such qualification, and the related trusts are now, and at all times since their inception have been, exempt from taxation under Section 501(a) of the Code.

3.12(f) All contributions required to be made to any Plan by applicable Legal Requirements, by any Plan document, by contractual undertaking or otherwise, all premiums due or payable with respect to insurance policies funding any Plan, and all payments owed under any Plan (whether pursuant to the terms of the Plan or otherwise), for any period through the date of this Agreement have been timely made or paid in full or, to the extent not required to be made or paid on or before the date of this Agreement, have been fully and properly reflected on the financial statements contained in the Company SEC Reports. With respect to each Plan intended to include a Code Section 401(k) arrangement, the Company and each ERISA Affiliate have at all times made timely deposits of employee salary reduction contributions and participant loan repayments in accordance with all applicable Legal Requirements.

3.12(g) The Company has at all times complied, and is now in compliance, in all material respects with all provisions of ERISA, the Code and all other Legal Requirements applicable to the Plans, and each Plan has been maintained, operated, funded and administered in accordance with its terms in all material respects. There is not now, nor do any circumstances exist that would give rise to, any requirement for the posting of security with respect to a Plan or the imposition of any Encumbrance on the assets of the Company under ERISA or the Code. Neither the Company, any ERISA Affiliate, nor to the Company’s Knowledge, any fiduciary, trustee or administrator of any Plan, has engaged in or, in connection with the Contemplated Transactions, will engage in, any “prohibited transaction” (within the meaning of Section 406 of ERISA or Section 4975 of the Code) with respect to any Plan.

3.12(h) Neither the Acquired Corporations nor any ERISA Affiliate maintains, contributes to, is required to contribute to (or has ever maintained, contributed to or been required to contribute to), or has any liability or potential liability (contingent or otherwise) under or with respect to (including any liability relating to the withdrawal or partial withdrawal from), any (a) plan or arrangement which is subject to (i) the minimum funding requirements of Code Section 412, (ii) Part 3 of Title I of ERISA, or (iii) Title IV of ERISA, (b) “multiemployer plan” (as defined in Section 3(37) of ERISA), (c) multiple employer plan including any multiple employer welfare arrangement (as defined in Section 3(40) of ERISA), (d) voluntary employees’ beneficiary association (within the meaning of Code Section 501(c)(9)), (e) welfare benefit fund (within the meaning of Code Section 419), (f) nonqualified deferred compensation plan as described in Code Section 409A, or (g) self-funded group health plan.

3.12(i) All liabilities in connection with the termination of any employee pension benefit plan that was sponsored, maintained or contributed to (or required to be contributed to) by any Acquired Corporation at any time within the past six years have been fully satisfied.

3.12(j) There does not now exist, nor do any circumstances exist that would result in, any Controlled Group Liability. Without limiting the generality of the foregoing, neither any Acquired Corporation nor any ERISA Affiliate has engaged in any transaction described in Section 4069 or Section 4204 of ERISA.

3.12(k) No Acquired Corporation has any liability (whether under a Plan, promise or otherwise) to provide any current or former employee, officer, director, consultant or independent contractor (or any dependant thereof) with any benefits, including life, health, medical or other welfare benefits, beyond termination of service or retirement, except for health continuation coverage as required by Section 4980B of the Code or Part 6 of Title I of ERISA or death or retirement benefits under a Plan qualified under Section 401(a) of the Code.

3.12(l) All material reports, returns and similar documents with respect to any Plan required to be filed with any Governmental Body or distributed to any Plan participant (or beneficiary thereof) have been duly and timely filed or distributed is not reasonably likely to result in material liability to the Company. Each of the Non-U.S. Plans has obtained from the Governmental Body(ies) having jurisdiction with respect to such Plan any required determinations that such Plans are in compliance with the laws and regulations of any such Governmental Body(ies).

3.12(m) The assets of each Non-U.S. Plan which provides retirement, medical, life insurance or other benefits following termination of service or retirement are at least equal to the liabilities of such Plans.

3.12(n) There are no pending claims (other than claims for benefits in the ordinary course), lawsuits, audits, investigations or arbitrations involving any Plan, nor, to the Company’s Knowledge, (i) are any such claims, lawsuits, audits, investigations or arbitrations threatened or (ii) is there any reasonable basis for any such claim, lawsuit, audit, investigation or arbitration.

3.12(o) Part 3.12(o) of the Company Disclosure Schedule contains an accurate and complete list as of the date of this Agreement of all outstanding loans and advances made by any of the Acquired Corporations to any employee, officer, director, consultant or independent contractor, other than routine travel and expense advances made to employees in the Ordinary Course of Business. The Acquired Corporations have not, since July 30, 2002, extended or maintained credit, arranged for the extension of credit, or renewed an extension of credit, in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of any Acquired Corporation. Part 3.12(o) of the Company Disclosure Schedule identifies any extension of credit maintained by the Acquired Corporations to which the second sentence of Section 13(k)(1) of the Exchange Act applies.

3.12(p) Part 3.12(p) of the Company Disclosure Schedule sets forth (A) with respect to each Company Option outstanding as of the date of this Agreement, (i) the name of the grantee; (ii) whether such Company Option is intended to be an “incentive stock option” within the meaning of Section 422 of the Code; (iii) the grant date of such Company Option; (iv) the expiration date of such Company Option; (v) the per share exercise price of such Company Option; (vi) the number of Shares underlying such Company Option (specifying the portion of such Company Option that is vested and exercisable and the portion of the Company Option that is not vested and exercisable); (vii) the vesting schedule of such Company Option; and (viii) the portion or percentage of such Company Option, if any, that will become vested and exercisable solely by reason of the consummation of the Contemplated Transactions and (B) with respect to each RSA that is outstanding as of the date of this Agreement, (i) the name of the grantee; (ii) the grant date of such RSA; (iii) the vesting schedule of such RSA; (iv) whether an election under Section 83(b) of the Code was made with respect to such RSA; and (v) the number or percentage of Shares covered by such RSA, if any, that will become vested solely by reason of the consummation of the Contemplated Transactions.

3.12(q) The Company (acting through a compensation committee of the Company’s Board of Directors composed solely of independent directors (as such term is used in Rule 14d-10(d) under the Exchange Act)) has taken all steps necessary to cause each compensation, severance or other benefit agreement, arrangement or understanding between any Acquired Corporation and any of their current or former officers, directors or employees who are eligible to participate in the Offer (or who otherwise hold Company Options) that was negotiated, amended or executed since December 31, 2008 to be approved so as to satisfy the requirements of the non-exclusive safe-harbor set forth in Rule 14d-10(d) under the Exchange Act. The Company has provided copies of all resolutions adopted or actions taken to reflect such approval.

3.13. Compliance with Legal Requirements; Governmental Authorizations.

3.13(a) Except as specifically disclosed in the Filed Company SEC Reports filed with the SEC prior to the date hereof, the Acquired Corporations are, and at all times since December 31, 2006 have been, in material compliance with each Legal Requirement that is or was applicable to any of them or to the conduct or operation of their business or the ownership or use of any of their assets, except for violations that have not had, or would not reasonably be expected to have, a Material Adverse Effect on the Acquired Corporations.

3.13(b) Except for notices or other communications pertaining to matters that would not reasonably be expected to have a Material Adverse Effect on the Acquired Corporations, none of the Acquired Corporations has received, at any time since December 31, 2005, any notice or other communication (whether oral or written) from any Governmental Body or any other Person regarding (A) any actual, alleged, possible, or potential violation of, or failure to comply with, any Legal Requirement, or (B) any actual, alleged, possible, or potential obligation on the part of any of the Acquired Corporations to undertake, or to bear all or any portion of the cost of, any remedial action of any nature.

3.14. Environmental Matters.

3.14(a) Except as to matters that have not had and would not reasonably be expected to have a Material Adverse Effect on the Acquired Corporations, each of the Acquired Corporations is, and at all times has been, in compliance with, and has not been and is not in violation of or subject to any liability under, any Environmental Law. None of the Acquired Corporations has received, any written order, notice, or other communication from (i) any Governmental Body or private citizen acting in the public interest, or (ii) the current or prior owner or operator of any Facilities, of any actual or potential material violation by any of the Acquired Corporations of or failure by any of the Acquired Corporations to comply with any Environmental Law. None of the Acquired Corporations have received such a notice of any actual or, to the Company’s Knowledge, threatened obligation by an Acquired Corporation to undertake or bear the cost of any Environmental, Health, and Safety Liabilities with respect to any of the Facilities or any other properties or assets (whether real, personal, or mixed) in which any of the Acquired Corporations has or has had an interest. None of the Acquired Corporations have received such a notice with respect to any property or Facility at or to which Hazardous Materials were generated, manufactured, refined, transferred, imported, used, or processed by any of the Acquired Corporations or any other Person for whose conduct any of the Acquired Corporations are legally responsible, or from which Hazardous Materials have been transported, treated, stored, handled, transferred, disposed, recycled, or received.

3.14(b) No underground storage tanks or underground improvements, including treatment or storage tanks, sumps, or water, gas or oil wells, have been used by the Acquired Corporations, or, to the Company’s Knowledge, by others, at, on or under any Facilities. To the Company’s Knowledge, no asbestos or asbestos-containing material, formaldehyde or insulating material containing urea formaldehyde, or material containing polychlorinated biphenyls, is present in, on or at any of the Facilities.

3.14(c) The Acquired Corporations have made available to Parent copies of all material written investigations, reports, studies, audits, tests and sampling results possessed by the Acquired Corporations pertaining to any Hazardous Material in, on, beneath or adjacent to any of the Facilities, or locations to which the Acquired Companies have sent any Hazardous Material, or concerning compliance by the Acquired Corporations, or any other Person for whose conduct the Acquired Corporations are legally responsible, with any Environmental Law, except for the failure to make available such documents the subject matter of which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Acquired Corporations.

3.15. Legal Proceedings.

3.15(a) Except as specifically disclosed in the Filed Company SEC Reports filed with the SEC prior to the date hereof, as of the date hereof, there is no pending Legal Proceeding (i) that has been commenced by or against any of the Acquired Corporations, except for Legal Proceedings that would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect on the Acquired Corporations, (ii) that challenges, or that seeks to prevent, delay, make illegal or otherwise interfere with any of the Contemplated Transactions, or (iii) against any director or officer of any of the Acquired Corporations pursuant to Section 8A or 20(b) of the Securities Act or Section 21(d) or 21C of the Exchange Act or otherwise in their capacity as such.

3.15(b) To the Company’s Knowledge, as of the date hereof, no Legal Proceeding that would be required to be disclosed under the preceding paragraph has been threatened.

3.16. Absence of Certain Changes and Events. Since December 31, 2009 through the date of this Agreement and except for entering into the Agreement, (i) the Company has not engaged in any transaction which, if done after the execution of this Agreement, would violate in any material respect Section 5.1 and (ii) there has not been any material loss, damage or destruction to, or any material interruption in the use of, any of the assets of any of the Acquired Corporations (whether or not covered by insurance) that has had or would reasonably be expected to have a Material Adverse Effect on the Acquired Corporations, in each case except as specifically disclosed in the Filed Company SEC Reports prior to the date of this Agreement.

3.17. Contracts; No Defaults.

3.17(a) Part 3.17(a) of the Company Disclosure Schedule lists as of the date hereof, and, except to the extent filed in full without redaction as an exhibit to a Filed Company SEC Report, the Company has made available to Parent copies of, each Acquired Corporation Contract and other instrument or document (including any amendment to any of the foregoing):

(i) described in paragraphs (b)(3), (b)(4), (b)(9) or (b)(10) of Item 601 of Regulation S-K of the SEC;

(ii) with any director, executive officer or Affiliate of the Company;

(iii) evidencing, governing or relating to indebtedness for borrowed money in excess of $1,000,000;

(iv) not entered into in the Ordinary Course of Business that involves expenditures or receipts in excess of $100,000;

(v) that in any way purports to limit the freedom of any Acquired Corporation or any of its Affiliates to engage in any line of business or to compete with any Person or in any geographic area or to hire or retain any Person;

(vi) relating to the employment or engagement of, or the performance of services by, any employee, officer, independent contractor or consultant under which the Acquired Corporations are or could reasonably be expected to become obligated to provide compensation or benefits in excess of $100,000, or pursuant to which any of the Acquired Corporations is or may become obligated to make any severance, termination or similar payment to any current or former employee, officer, director, independent contractor or consultant; or pursuant to which any of the Acquired Corporations is or may become obligated to make any bonus, commission or similar payment (other than payments constituting base salary or consulting fees) in excess of $100,000 to any current or former employee, officer, director, independent contractor or consultant;

(vii) with any labor union or labor organization;

(viii) relating to the acquisition, transfer, development, sharing or license of any Proprietary Rights identified in Section 3.9(c)(ii) of the Company Disclosure Schedule (except for any Contract pursuant to which (i) Proprietary Rights are licensed to the Acquired Corporations under any third party software license generally available to the public, or (ii) Proprietary Rights are licensed by any of the Acquired Corporations to any Person on a non exclusive basis in conjunction with the sale of the Acquired Corporation Products in Ordinary Course of Business);

(ix) providing for indemnification of any officer, director or employee;

(x)(A) relating to the acquisition, issuance, voting, registration, sale or transfer of any securities (other than under the Company Stock Plans), (B) providing any Person with any preemptive right, right of participation, right of maintenance or any similar right with respect to any securities, or (C) providing any of the Acquired Corporations with any right of first refusal with respect to, or right to repurchase or redeem, any securities, except for Contracts evidencing Company Options or other equity awards issued in the Ordinary Course of Business and consistent with past practices;

(xi) relating to any currency hedging;

(xii) to which any Governmental Body is a party;

(xiii)(A) with any customer listed on Part 3.7(b) of the Company Disclosure Schedule and relating to the sale of Acquired Corporation Products or (B) with any supplier listed on Part 3.7(b) of the Company Disclosure Schedule and involving the sale of products or provision of services to the Company in excess of $500,000; or

(xiv) contemplating or involving the performance of services by the Company to or for the benefit of any third party and involving the payment or delivery of cash or other consideration to the Company after the date hereof in excess of $500,000 in the aggregate.

Each of the foregoing is a “Material Contract.”

3.17(b) Each Material Contract and each Contract listed in Part 3.9 of the Company Disclosure Schedule is valid and in full force and effect, and, to the Company’s Knowledge, is enforceable in accordance with its terms.

3.17(c)(i) None of the Acquired Corporations has violated or breached, or committed any default under, any Acquired Corporation Contract, except for violations, breaches and defaults that have not had and would not reasonably be expected to have a Material Adverse Effect on the Acquired Corporations; and, to the Company’s Knowledge, as of the date hereof no other Person who is a party to any Acquired Corporation Contract has violated or breached, or committed any default under, any

Acquired Corporation Contract, except for violations, breaches and defaults that have not had and would not reasonably be expected to have a Material Adverse Effect on the Acquired Corporations; (ii) no Acquired Corporation has taken any action and, to the Company’s Knowledge and as of the date hereof, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will or would reasonably be expected to, (A) result in a violation or breach of any of the provisions of any Acquired Corporation Contract, (B) give any Person the right to declare a default or exercise any remedy under any Acquired Corporation Contract, (C) give any Person the right to receive or require a rebate, chargeback, penalty or change in delivery schedule under any Acquired Corporation Contract, (D) give any Person the right to accelerate the maturity or performance of any Material Contract or any Contract listed in Part 3.9 of the Company Disclosure Schedule, or (E) give any Person the right to cancel, terminate or modify any Material Contract or Contract listed in Part 3.9 of the Company Disclosure Schedule, except in each such case for violations, breaches or termination rights and other rights that have not had and would not reasonably be expected to have a Material Adverse Effect on the Acquired Corporations; and (iii) since December 31, 2008 to the date hereof, none of the Acquired Corporations has received any written notice regarding any actual or possible violation or breach of, or default under, any Acquired Corporation Contract, except in each such case for violations, breaches or termination rights and other rights that have not had and would not reasonably be expected to have a Material Adverse Effect on the Acquired Corporations.

3.18. Insurance. Schedule 3.18 of the Company Disclosure Schedule sets forth and true and complete list of the currently effective insurance policies issued in favor of the Company. All such policies are in full force and effect, all premiums due thereon have been paid and the Acquired Corporations have complied with the provisions of such policies. The Acquired Corporations have not been advised of any defense to coverage in connection with any claim to coverage asserted or noticed by the Acquired Corporations under or in connection with any of their extant insurance policies. The Acquired Corporations have not received any written notice from or on behalf of any insurance carrier issuing policies or binders relating to or covering any of the Acquired Corporations that there will be a cancellation or non renewal of existing policies or binders, or that alteration of any equipment or any improvements to real estate occupied by or leased to or by the Acquired Corporations, purchase of additional equipment, or material modification of any of the methods of doing business, will be required.

3.19. Labor Matters.

3.19(a) Except as disclosed in the Filed Company SEC Reports, (i) none of the Acquired Corporations is a party to, or bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization; (ii) none of the Acquired Corporations is the subject of any Legal Proceeding asserting that any of the Acquired Corporations has committed an unfair labor practice or seeking to compel it to bargain with any labor organization as to wages or conditions of employment; (iii) there is no strike, lockout, work stoppage or other labor dispute involving any of the Acquired Corporations pending or, to the Company’s Knowledge, threatened; (iv) no complaint, charge or Legal Proceeding by or before any

Governmental Body brought by or on behalf of any employee, prospective employee, former employee, independent contractor, retiree, labor organization or other representative of its employees is pending or, to the Company’s Knowledge, threatened against any of the Acquired Corporations; (v) to the Company’s Knowledge, all positions that are classified as exempt from applicable wage and hour laws have been properly classified as exempt from applicable wage and hour laws, and to the Company’s Knowledge all employees have been properly paid in accordance with applicable Legal Requirements, in all material respects, and the Acquired Corporations have properly maintained all legally required records relating to wages and hours worked for each employee, (v) no grievance is pending or, to the Company’s Knowledge, threatened against any of the Acquired Corporations; (vi) none of the Acquired Corporations is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Body relating to employees or employment practices; (vii) no labor organization or group of employees of any of the Acquired Corporations has made a pending demand for recognition or certification, there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened to be brought or filed, with the National Labor Relations Board or any other labor relations tribunal or authority and, to the Company’s Knowledge, no union organizing campaign is ongoing or threatened with respect to the employees of any of the Acquired Corporations; and (viii) since December 31, 2005, none of the Acquired Corporations has ordered or implemented a plant closing, mass layoff or other group employment termination that required the issuance of notice under, or was otherwise covered by, the Worker Adjustment and Retraining Notification (WARN) Act or any similar state and local law.

3.19(b) To the Company’s Knowledge, the Acquired Corporations are, and at all times since December 31, 2006 have been, in material compliance with each Legal Requirement relating to employment, equal employment opportunity, nondiscrimination, leave of absence, disability accommodation, immigration, wages, hours, benefits, the rights of employees concerning labor unions and other concerted activity, collective bargaining, layoffs or terminations of employment (including the WARN Act), the payment of social security and similar taxes, income tax withholding, occupational safety and health, recordkeeping, reporting, posting, notices and/or privacy rights of employees. Since December 31, 2007, to the Company’s Knowledge, none of the Acquired Corporations has been a party to any material action in which any of the Acquired Corporations was, or is, alleged to have violated any Legal Requirement relating to employment, equal employment opportunity, nondiscrimination, leave of absence, disability accommodation, immigration, wages, hours, benefits, the rights of employees concerning labor unions and other concerted activity, collective bargaining, layoffs or terminations of employment (including the WARN Act), the payment of social security and similar taxes, occupational safety and health, recordkeeping, reporting, posting, notices and/or privacy rights of employees.

3.20. Related Party Transactions. Since the date of the Company’s proxy statement filed on April 27, 2009, no event has occurred that would be required to be reported under Item 404 of Regulation S-K promulgated by the Commission.

3.21. Encryption and Other Restricted Technology. Except as would not reasonably be expected to have a Material Adverse Effect on the Acquired Corporations, the Acquired Corporations’ business as currently conducted does not involve the use or development of, or engagement in, encryption technology, or other technology whose development, commercialization or export is restricted under Legal Requirements, including the U.S. Department of State’s International Traffic in Arms Regulations (“ITAR”) and the U.S. Department of Commerce, Bureau of Industry and Security’s Export Administration Regulations (“EAR”). Except as would not reasonably be expected to have a Material Adverse Effect on the Acquired Corporations, the Acquired Corporations’ business as currently conducted does not require any of the Acquired Corporations to obtain a license from the United States Departments of Commerce or State or an authorized body thereof under ITAR or EAR or other legislation regulating the development, commercialization or export of technology.

3.22. Rights Plan. The entering into of this Agreement and the Tender Agreements, and the consummation of the transactions contemplated hereby and thereby, do not and will not, (i) result in any Person being deemed to have become an Acquiring Person (as defined in the Rights Agreement), (ii) result in the ability of any Person to exercise any Company Rights under the Rights Agreement, (iii) enable or require the Company Rights to separate from the shares of Company Common Stock to which they are attached or to be triggered or become exercisable or (iv) enable the Company to exchange any Company Rights for shares of the Company’s capital stock, pursuant to the Rights Agreement. No “Distribution Date,” “Stock Acquisition Date,” or “Trigger Event” (each as defined in the Rights Agreement) or similar event has occurred or will occur by reason of (1) the adoption, approval, execution or delivery of this Agreement and the Tender Agreements or the commencement of the Offer, (2) the consummation of the transactions contemplated by this Agreement and the Tender Agreements or (3) the public announcement of any of the foregoing. Except as set forth in the Company Disclosure Schedule, as of the date hereof, the Company has not amended the Rights Agreement, redeemed the Company Rights thereunder or taken any other action to make the Rights Agreement or the Company Rights thereunder inapplicable, in each case, with respect to (a) any Person or entity or (b) any Acquisition Proposal.

3.23. Opinion of Financial Advisor. Deutsche Bank Securities Inc. has delivered to the Company Board a written opinion (or an oral opinion to be confirmed in writing) (the “Fairness Opinion”) dated as of the date of approval of this Agreement by the Company Board, to the effect that, as of the date of such opinion, and subject to the assumptions, qualifications and limitations set forth therein, $18.50 per Share in cash is fair, from a financial point of view, to the holders of Company Common Stock.

3.24. Brokers. Other than Deutsche Bank, no broker, finder, investment banker or other Person is entitled to any brokerage, finder’s or other fee or commission in connection with the Offer, the Merger and the Contemplated Transactions based upon arrangements made by or on behalf of any Acquired Corporation. The Company previously has provided or made available to Parent a copy of the Deutsche Bank engagement letter and fees set forth therein are the only fees payable to Deutsche Bank.

3.25. Offer Documents; Schedule 14D-9. Neither the Schedule 14D-9 nor any information supplied by the Company for inclusion in the Offer Documents shall, at the times the Schedule 14D-9, the Offer Documents or any amendments or supplements thereto are filed with the SEC or are first published, sent or given to stockholders of the Company, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by Parent, Purchaser or any of Parent’s or Purchaser’s representatives for inclusion in the foregoing documents. The Schedule 14D-9, at the time filed with the SEC, shall comply in all material respects as to form with the requirements of the Exchange Act.

SECTION 4. REPRESENTATIONS AND WARRANTIES OF PARENT.

Parent and Purchaser jointly and severally represent and warrant to the Company as follows:

4.1. Organization and Good Standing. Each of Parent and Purchaser are corporations duly organized, validly existing, and in good standing under the laws of its jurisdiction of incorporation, with full corporate power and authority to conduct its business as now being conducted, to own or use its properties and assets that it purports to own or use, and to perform all its obligations under this Agreement.

4.2. Authority; No Conflict.

4.2(a) Each of Parent and Purchaser have all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Contemplated Transactions. The execution and delivery of this Agreement by Parent and Purchaser and the consummation by Parent and Purchaser of the Contemplated Transactions have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of Parent or Purchaser are necessary to authorize this Agreement or to consummate the Contemplated Transactions (other than, with respect to the Merger, (i) if required by the DGCL, the adoption by Parent (in its capacity as the sole stockholder of Purchaser) of this Agreement following its execution, and (ii) the filing of a certificate of merger required by the DGCL). This Agreement has been duly and validly executed and delivered by Parent and Purchaser and (assuming the due execution and delivery of this Agreement by the Company) constitutes the legal, valid and binding obligation of Parent and Purchaser, enforceable against Parent and Purchaser in accordance with its terms subject to the effect of (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to rights of creditors generally and (ii) rules of law and equity governing specific performance, injunctive relief and other equitable remedies.

4.2(b) Neither the execution and delivery of this Agreement nor the consummation of any of the Contemplated Transactions will, directly or indirectly (with or without notice or lapse of time or both); (i) contravene, conflict with, or result in a violation of any provision of the Organizational Documents of Parent or Purchaser; (ii) contravene, conflict with, or result in a violation of any Legal Requirement or any order to which Parent or Purchaser, or any of the assets owned by Parent or Purchaser, may be subject; (iii) violate any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate, or modify, any Governmental Authorization that is held by Parent or Purchaser, or that is otherwise applicable to the assets owned by, Parent or Purchaser; or (iv) contravene, conflict with, or result in a violation or breach of any provision of, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate or modify, any contract to which Parent is a party and was filed by Parent with its Annual Report on Form 10-K for the fiscal year ended December 31, 2009 pursuant to Item 601(b)(10) of Regulation S-K; except, in the case of clauses (ii), (iii) and (iv), for any such conflicts, violations, breaches, defaults or other occurrences that would not prohibit, prevent or delay consummation of the Contemplated Transactions in any material respect, or otherwise prevent Parent or Purchaser from performing their respective obligations under this Agreement in any material respect.

4.2(c) The execution and delivery of this Agreement by Parent and Purchaser do not, and the performance of this Agreement and the consummation of the Contemplated Transactions by Parent and Purchaser will not, require any Consent of, or filing with or notification to, any Governmental Body or any other Person, except (i) for (A) applicable requirements, if any, of the Exchange Act, the Securities Act and Blue Sky Laws and The NASDAQ Stock Market, (B) actions required by the HSR Act, (C) filing of appropriate merger documents as required by the DGCL and (D) requirements of applicable non-United States competition, antitrust and investment laws and (ii) where failure to obtain such Consents, or to make such filings or notifications, would not prevent or delay consummation of the Transactions in any material respect, or otherwise prevent Parent or Purchaser from performing their respective obligations under this Agreement in any material respect.

4.3. Financing. Parent has, and at the Acceptance Date shall have, sufficient funds on hand to permit Parent and Purchaser to perform all of their obligations under this Agreement and to consummate all the Contemplated Transactions, including acquiring all the outstanding Shares in the Offer, in any “subsequent offering period” and the Merger.

4.4. Offer Documents; Schedule 14D-9. Neither the Offer Documents nor any information supplied by Parent or Purchaser for inclusion in Schedule 14D-9 shall, at the time the Offer Documents, the Schedule 14D-9 or any amendments or supplements thereto are filed with the SEC or are first published, sent or given to stockholders of the Company, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, Parent and Purchaser make no representation or warranty with respect to any information supplied by the Company or any of its representatives for inclusion in any of the foregoing documents. The Offer Documents, at the time filed with the SEC, shall comply in all material respects as to form with the requirements of the Exchange Act.

4.5. Ownership of Company Common Stock. As of the date hereof, neither Parent nor Purchase nor any of their “affiliates” or “associates” is, and at no time during the last three years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL, and neither Parent nor Purchaser “owns” any shares of capital stock of the Company as defined in Section 203 of the DGCL.

4.6. Operations of Purchaser. Purchaser has been formed solely for the purpose of engaging in the Transactions contemplated hereby, has not engaged in any business activities and will have no assets, liabilities or obligations other than as contemplated by this Agreement.

4.7. Litigation. There are no actions, suits, claims, investigations, arbitrations or proceedings pending or, to Parent’s knowledge, threatened against Parent or Purchaser before or by any court, arbitrator or Governmental Body that, either individually or in the aggregate, would materially and adversely affect Parent’s or Purchaser’s ability to consummate the Offer, the Merger or any other transaction contemplated by this Agreement.

SECTION 5. CONDUCT OF BUSINESS.

5.1. Covenants of the Company. Except as consented to in writing by Parent (not to be unreasonably withheld, conditioned or delayed) or as set forth in Part 5.1 of the Company Disclosure Schedule, from and after the date of this Agreement until the earlier of the termination of this Agreement in accordance with its terms or the Acceptance Date, each of the Acquired Corporations shall act and carry on its business in the Ordinary Course of Business, pay its debts and Taxes and perform its other obligations when due (subject to good faith disputes over such debts, Taxes or obligations), comply in all material respects with all applicable Legal Requirements, and use commercially reasonable efforts, consistent with past practices, to maintain and preserve its business organization, assets and properties, keep available the services of its present officers and employees and preserve its business relationships with customers, strategic partners, suppliers, distributors and others having material business dealings with it. Without limiting the generality of the foregoing, from and after the date of this Agreement until the earlier of the termination of this Agreement in accordance with its terms or the Acceptance Date, except as set forth in Part 5.1 of the Company Disclosure Schedule, none of the Acquired Corporations shall directly or indirectly, do any of the following without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed):

5.1(a)(i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, securities or other property) in respect of, any of its capital stock (other than dividends and distributions by a direct or indirect wholly owned Subsidiary of the Company to its parent); (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or any of its other securities; or (iii) purchase, redeem or otherwise acquire any shares of its capital stock or any other of its securities or any rights, warrants or options to acquire any such shares or other securities, except for the reacquisition or repurchase upon forfeiture of unvested restricted stock pursuant to the terms of any RSA for a maximum purchase price in the aggregate following the date hereof not to exceed $50,000;

5.1(b) except as permitted by Section 5.1(n), issue, deliver, sell, grant, pledge or otherwise dispose of or encumber any shares of its capital stock, any other voting securities or any securities convertible into or exercisable or exchangeable for, or any rights, warrants or options to acquire, any such shares, voting securities or convertible, exercisable or exchangeable securities (other than the issuance of shares of Company Common Stock (and associated Company Rights) upon the exercise of Company Options or under a RSA and other equity-based awards outstanding on the date of this Agreement in accordance with their current terms);

5.1(c) amend its Organizational Documents, except as expressly provided by this Agreement;

5.1(d) acquire (i) by merging or consolidating with, or by purchasing all or a substantial portion of the assets or any stock of, or by any other manner, any business or any corporation, partnership, joint venture, limited liability company, association or other business organization or division thereof or (ii) any assets that are material, in the aggregate, to the Acquired Corporations, taken as a whole, except purchases of inventory, components or, subject to clause Section 5.1(h) below, property, plant or equipment (including engineering development equipment) in the Ordinary Course of Business;

5.1(e) sell, lease, license, pledge, or otherwise dispose of or encumber any properties or assets of the Acquired Corporations, except for the sale and/or licensing of products, inventory and other properties and assets in the Ordinary Course of Business and transactions related thereto;

5.1(f) except for any Acceptable Confidentiality Agreement, enter into an agreement with respect to any merger, consolidation, liquidation, business combination, or sale of the Company or any acquisition or disposition of all or substantially all of the assets or securities of the Acquired Corporations;

5.1(g)(i) incur or suffer to exist any indebtedness for borrowed money other than such indebtedness which existed as of September 30, 2009 as reflected in the SEC Reports or guarantee any such indebtedness of another Person; (ii) issue, sell or amend any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its Subsidiaries, guarantee any debt securities of another Person, enter into any “keep well” or other agreement to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of any of the foregoing, (iii) make any loans, advances (other than routine advances to employees of the Company and its Subsidiaries in the Ordinary Course of Business) or capital contributions to, or investment in, any other Person, other than the Company or any of its direct or indirect wholly owned Subsidiaries, or (iv) other than in the Ordinary Course of Business, enter into any hedging agreement or other financial agreement or arrangement, intended to protect the Company or its Subsidiaries against fluctuations in commodities prices or exchange rates;

5.1(h) make any capital expenditures or other expenditures with respect to property, plant or equipment except for up to $500,000 for the Acquired Corporations, taken as a whole, in the Ordinary Course of Business;

5.1(i) make any changes in financial or tax accounting periods, methods, principles or practices, except insofar as may have been required by a change in GAAP or Legal Requirements, except as so required, change any assumption underlying, or method of calculating, any bad debt, contingency or other reserve;

5.1(j)(i) pay, discharge, settle or satisfy any claims, liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the Ordinary Course of Business or in accordance with their terms as in effect on the date of this Agreement, of claims, liabilities or obligations reflected or reserved against in, or contemplated by, the most recent consolidated financial statements (or the notes thereto) of the Company included in the Company SEC Reports filed prior to the date of this Agreement (to the extent so reflected or reserved against) or incurred since the date of such financial statements in the Ordinary Course of Business, under this Agreement or under applicable Legal Requirements, or (ii) except as provided in Section 6.1, waive any material benefits of, release or eliminate any rights under or otherwise modify in any material adverse respect, fail to enforce, or consent to any matter with respect to which its consent is required under, any confidentiality, standstill or similar agreements to which any of the Acquired Corporations is a party;

5.1(k) except in the Ordinary Course of Business prior to the Acceptance Date, modify, amend or terminate any Material Contract, or knowingly waive, release or assign any material rights or claims (including any write-off or other compromise of any accounts receivable of any of the Acquired Corporations);

5.1(l) except in the Ordinary Course of Business prior to the Acceptance Date, (i) enter into any Material Contract or (ii) license any material Intellectual Property to or from any third party;

5.1(m) enter into any collective bargaining agreement or other agreement with any labor union or labor organization;

5.1(n) except as required by Section 6.11(e) or to comply with applicable Legal Requirements or agreements or pursuant to plans or arrangements existing on the date of this Agreement, (i) take any action with respect to, adopt, enter into, terminate or amend any employment, severance, retirement, retention, incentive or similar agreement, arrangement or benefit plan (including any Plan) for the benefit or welfare of any current or former director, officer, employee, independent contractor or consultant or any collective bargaining agreement, (ii) hire employees, independent contractors or consultants other than in the Ordinary Course of Business, (iii) increase in any respect the compensation or fringe benefits of, or pay any bonus to, any director, officer, employee, independent contractor or consultant, (iv) amend or accelerate the payment, right to payment or vesting of any compensation or benefits, including any outstanding Company Options or RSAs, (v) pay any material benefit not provided for as of the date of this Agreement under any Plan, (vi) grant any awards under any Company Stock Plan, bonus, incentive, performance or other compensation plan or arrangement or benefit plan, including the grant of Company Options, RSAs, stock appreciation rights, stock-based or stock-related awards, performance units or restricted stock, other than grants to newly hired employees, independent contractors and consultants under the Company’s 2006 Stock Incentive Plan not in excess of options to purchase 38,000 shares of Company Common Stock per person and options to purchase 150,000 shares of Company Common Stock in the aggregate (provided, however, that for purposes of this clause (vi) only, each RSA granted under the Company’s 2006 Stock Incentive Plan, shall be considered an option to purchase 2.5 shares), which, in the case of Company Options, shall have an exercise price not less than the fair market value of the Company Common Stock on the date of grant; (vii) amend any Plan other than in the Ordinary Course of Business; (viii) remove existing restrictions or conditions in any benefit plans or agreements or awards made thereunder; or (ix) order, engage in or implement any plant closing, mass layoff or other group employment termination that requires the issuance of notice under, or is otherwise covered by, the Worker Adjustment and Retraining Notification (WARN) Act or any similar state or local law.

5.1(o) make, revise, amend or rescind any material Tax election, settle or compromise any material Tax liability, amend any material Tax return, enter into any closing agreement relating to any material Tax, surrender any right to claim a material Tax refund, or consent to any extension or waiver of the limitations period applicable to any material Tax claim or assessment;

5.1(p) initiate, compromise or settle any material Legal Proceeding;

5.1(q) open or close any facility or office;

5.1(r) fail to maintain insurance at levels comparable in all material respects to levels existing as of the date of this Agreement;

5.1(s) except as permitted to by Section 6.10(b), enter into, modify, or amend any Contracts or other arrangements relating to or in respect of or giving rise to any indemnification obligations of the Acquired Corporations in favor of their directors, officers or employees (for the avoidance of doubt, this Section 5.1(s) shall not be deemed to prohibit the Company from honoring any indemnification obligations in accordance with their terms that exist on the date of this Agreement); or

5.1(t) authorize any of, or commit or agree, in writing or otherwise, to take any of, the foregoing actions.

5.2. Confidentiality. The parties acknowledge that Parent and Company have previously executed a mutual nondisclosure agreement dated as of January 7, 2010, which has been amended as of the date hereof (the “Confidentiality Agreement”), which Confidentiality Agreement shall continue in full force and effect in accordance with its terms, except as expressly modified herein.

5.3. Rights Agreement. The Company shall not take any action that would allow any Person (solely for purposes of this Section 5.3, as defined in the Rights Agreement) other than Parent, Purchaser or any Subsidiary of Parent to acquire “Beneficial Ownership” (solely for purposes of this Section 5.3, as defined in the Rights Agreement) of twenty percent (20%) or more of the “Common Shares” without causing a “Distribution Date,” a “Stock Acquisition Date” or a “Triggering Event” (as each such term is defined in the Rights Agreement) to occur. The Company Board shall not make a determination that Parent, Purchaser or any of their respective Affiliates or associates, directors, officers or employees is an “Acquiring Person” for purposes of the Rights Agreement. The Company and the Company Board shall take all action necessary to render the Company Rights inapplicable to this Agreement, the Offer, the Merger and the other transactions contemplated by this Agreement.

SECTION 6. ADDITIONAL AGREEMENTS.

6.1. No Solicitation.

6.1(a) No Solicitation or Negotiation. Each of the Acquired Corporations shall, and shall cause its respective directors, officers, employees, investment bankers, attorneys, accountants or other advisors or representatives (such directors, officers, employees, investment bankers, attorneys, accountants, other advisors and representatives, collectively, “Representatives”) to (i) immediately cease any discussions or negotiations with any parties that may be ongoing with respect to an Acquisition Proposal and (ii) not modify, waive, amend or release (A) any standstill, confidentiality or similar agreements entered into prior to the date hereof, except an Acquired Corporation may waive any prohibition contained in any such standstill, confidentiality or similar agreement that prohibits a party from proposing or disclosing to the Company Board an intent to propose any Acquisition Proposal to the extent failure to make such waiver would be inconsistent with the fiduciary duties of the Company Board under applicable Legal Requirements, as determined in good faith by the Company Board after consultation with outside counsel, or (B) any standstill, confidentiality or similar agreements entered into by an Acquired Corporation between the date hereof and the Effective Time. From the date of this Agreement to the Acceptance Date, except as set forth in this Section 6.1, none of the Acquired Corporations shall, nor shall any of them authorize or permit any of its Representatives to, directly or indirectly:

(i) solicit, initiate, or knowingly or intentionally encourage or facilitate, any inquiries, offers or proposals that constitute, or would reasonably be expected to lead to, any Acquisition Proposal, including, except as permitted by Section 6.1(c), amending or granting any waiver or release under any standstill or similar agreement with respect to any Company Common Stock; or

(ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, furnish to any Person any non-public information with respect to, assist or participate in any effort or attempt by any Person with respect to, or otherwise knowingly or intentionally cooperate in any way with, any Acquisition Proposal (provided, however, that providing notice of the restrictions set forth in this Section 6.1 to a third party in response to any such inquiry, request or Acquisition Proposal shall not, in and of itself, be deemed a breach of this Section).

Notwithstanding the foregoing, prior to the Acceptance Date, the Company may, to the extent the failure to take such action would be inconsistent with the fiduciary duties of the Company Board under applicable Legal Requirements, as determined in good faith by the Company Board after consultation with outside counsel, in response to an unsolicited, bona fide written Acquisition Proposal made or received after the date of this Agreement that the Company Board determines in good faith after consultation with outside counsel and its financial advisor, if any, is reasonably likely to lead to a Superior Proposal and that did not result from a breach by the Company of, or actions by its Representatives inconsistent with, this Section, and subject to compliance with Section 6.1(c), (x) furnish non-public information with respect to the Acquired Corporations to the Person making such Acquisition Proposal and its Representatives and (y) participate in discussions or negotiations with such Person and its Representatives regarding such Acquisition Proposal, if, in the case of either clause (x) or (y), prior to taking such action the Company enters into an Acceptable Confidentiality Agreement.

Promptly following the execution of this Agreement, the Company shall instruct its Representatives as to the restrictions set forth in this Section 6.1(a) and direct them to comply with its provisions and shall thereafter use commercially reasonable efforts to assure that the Company Representatives comply with such instructions. Notwithstanding the foregoing, it is agreed that any violation of the restrictions set forth in this Section 6.1(a) by any Representative of the Company or any of its Subsidiaries, whether or not such Person is purporting to act on behalf of the Company or otherwise, shall be deemed to be a breach of this Section 6.1(a) by the Company.

6.1(b) No Change in Recommendation or Alternative Acquisition Agreement. Neither the Company Board nor any committee thereof shall:

(i) fail to include the Recommendation in the Schedule 14D-9 or, except as set forth in this Section 6.1, withdraw, qualify or modify, or publicly announce its intention to withdraw, qualify or modify, in a manner adverse to Parent or the Purchaser, the approval, Recommendation or declaration of advisability by the Company Board or any such committee of the Company Board of the adoption of this Agreement or the Contemplated Transactions contemplated hereby (an “Adverse Recommendation Change”);

(ii) adopt, approve or recommend, or publicly announce its intention to adopt, approve or recommend, any Acquisition Proposal; or

(iii) authorize, cause or permit any of the Acquired Corporations to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or similar agreement (an “Alternative Acquisition Agreement”) constituting or relating to any Acquisition Proposal (other than a confidentiality agreement referred to in Section 6.1(a) entered into in the circumstances referred to in Section 6.1(a)).

Notwithstanding any other provision in this Section 6.1, at any time prior to the Acceptance Date and subject to compliance with Section 6.1(c), the Company Board may in response to an Acquisition Proposal that the Company Board determines in good faith (after consultation with its outside counsel and financial advisor, if any) constitutes a Superior Proposal and that was made after the date hereof and that was unsolicited after the date hereof and that did not otherwise result from a breach of this Section 6.1, make an Adverse Recommendation Change if the Company Board has concluded in good faith, after consultation with its outside counsel, that, in light of such Superior Proposal, the failure of the Company Board to effect an Adverse Recommendation Change would be inconsistent with its fiduciary duties under applicable Legal Requirements; provided, however, that the Company Board shall not be entitled to exercise its right to make an Adverse Recommendation Change pursuant to this sentence, unless the Company has: (A) complied in all material respects with this Section 6.1, (B) provided to Parent two (2) business days (unless the Superior Proposal arises fewer than two (2) business days prior to the Acceptance Date) prior written notice (such notice, a “Notice of Superior Proposal,” which notice shall not be deemed to be an Adverse Recommendation Change) advising Parent that the Company Board intends to take such action and specifying the reasons therefor, including the material terms and conditions of any Superior Proposal that is the basis of the proposed action by the Company Board and the identity of the Person making the proposal (it being understood and agreed that any amendment to the financial terms or any material amendment to any other material term of any such Superior Proposal shall require a new Notice of Superior Proposal and a new two (2) business day period (unless the amendment to the Superior Proposal arises fewer than two (2) business days prior to the Acceptance Date)), (C) during such two (2) business day period, if requested by Parent, engaged in good faith negotiations with Parent to amend this Agreement in such a manner that any Acquisition Proposal that was determined to constitute a Superior Proposal no longer is a Superior Proposal and (D) at the end of such two (2) business day period or shorter period, if applicable, such Acquisition Proposal has not been withdrawn and continues to constitute, as determined in good faith by the Company Board (after consultation with its outside counsel and its financial advisors, if any), a Superior Proposal (taking into account any changes to the terms of this Agreement proposed in writing by Parent following a Notice of Superior Proposal), as a result of the negotiations required by clause (C) or otherwise.

Notwithstanding any other provision in this Section 6.1, if at any time prior to the Acceptance Date, the Company Board concludes in good faith that, in light of a Material Subsequent Change (as defined below), after consultation with its outside counsel, that the failure to effect an Adverse Recommendation Change would be inconsistent with its fiduciary duties under Applicable Legal Requirements, it may make an Adverse Recommendation Change; provided, however, that the Company Board shall not be entitled to exercise its right to make an Adverse Recommendation Change pursuant to this sentence, unless the Company has: (A) provided to Parent two (2) business days (unless the Material Subsequent Change arises fewer than two (2) business days prior to the Acceptance Date) prior written notice, which notice shall not be deemed to be an Adverse Recommendation Change, advising Parent that the Company Board intends to take such action and specifying the reasons therefor in reasonable detail, (B) during such two (2) business day period, if requested by Parent, engaged in good faith negotiations with Parent regarding whether the Adverse Recommendation Change arising from the Material Subsequent Change can be avoided by an amendment to this Agreement or otherwise and (C) at the end of such two (2) business day period or shorter period, if applicable, such Material Subsequent Change continues to constitute, as determined in good faith by the Company Board (after consultation with its outside counsel and its financial advisors, if any), a Material Subsequent Change (taking into account any changes to the terms of this Agreement proposed in writing by Parent following such notice of Material Subsequent Change), as a result of the discussions required by clause (B) or otherwise. “Material Subsequent Change” shall mean, with respect to the Acquired Corporations, a material event or development that was not known to the Company Board as of the date of this Agreement, which event or development becomes known to the Company Board prior to the Acceptance Date; provided, however, that in no event shall (i) the receipt, existence or terms of an Acquisition Proposal (whether or not a Superior Proposal) or any event arising therefrom, relating thereto or any consequence thereof, constitute a Material Subsequent Change , or (ii) any action taken by an Acquired Corporation after the date of this Agreement (whether in breach of this Agreement or otherwise) with the intention of causing a Material Subsequent Change to occur, or any event arising therefrom, relating thereto or any consequence thereof, constitute an Material Subsequent Change.

6.1(c) Notices to Parent; Additional Negotiations. The Company, upon gaining Knowledge of any Acquisition Proposal or any request for nonpublic information in connection with any Acquisition Proposal or of any inquiry with respect to, or that would reasonably be expected to lead to, any Acquisition Proposal, shall promptly (and in any event within 24 hours) advise Parent of such Acquisition Proposal, request, or inquiry, the material terms and conditions of any such Acquisition Proposal or inquiry and the identity of the Person making any such Acquisition Proposal or inquiry. The Company shall keep Parent reasonably informed in all material respects of the status of any such Acquisition Proposal and shall (i) promptly (and in any event within 24 hours) notify Parent if it has begun to furnish information to, or to participate in discussions or negotiations with, a Person making any such Acquisition Proposal or inquiry and shall promptly (and in any event within 24 hours) advise Parent of any material change in the terms of any such Acquisition Proposal or inquiry, (ii) provide to Parent as soon as practicable after receipt or delivery thereof copies of all correspondence, documents, agreements and other written material (including any amendments, supplements or modifications thereto) sent or provided to the Company from any third party in connection with any Acquisition Proposal (provided that the Company may redact any information in such written material containing solely confidential and non-public information of such third party) and (iii) if Parent shall make a written counterproposal (including following delivery of a written Notice of Superior Proposal to Parent pursuant to Section 6.1(b)), consider and cause its financial and legal advisors to consider in good faith the terms of such written counterproposal. Contemporaneously with providing any written materials about the Company to a third party in connection with any such Superior Proposal or inquiry, the Company shall furnish a copy of such materials to Parent (to the extent not already previously provided). None of the Acquired Corporations shall enter into any confidentiality agreement with any Person subsequent to the date hereof which prohibits the Company from providing such information to Parent.

6.2. Certain Permitted Disclosure. Nothing contained in Section 6.1 or in Section 6.3 or otherwise contained in this Agreement shall be deemed to prohibit the Company from taking and disclosing to its stockholders a position with respect to a tender offer contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act or from making any required disclosure to the Company’s stockholders if, in the good faith judgment of the Company Board, after consultation with outside counsel, failure to so disclose would be required under applicable Legal Requirements.

6.3. Stockholders and Stockholders’ Meeting.

6.3(a) After the Acceptance Date and if required by applicable Legal Requirements in order to consummate the Merger, the Company, acting through the Company Board, shall take all actions in accordance with applicable Legal Requirements, the Organizational Documents and the rules of The NASDAQ Stock Market to promptly and duly call, give notice of, convene and hold the Stockholders’ Meeting for the purpose of considering and voting upon the Voting Proposal (as defined below); provided, that the record date for determining stockholders entitled to vote at any such Stockholders’ Meeting shall be after the Acceptance Date (or, if applicable, after the expiration of any “subsequent offering period” pursuant to Section 1.1(c)), and, if the Top-Up Option is exercised by Parent, after the date on which the closing of the purchase of the Top-Up Option Shares occurs pursuant to Section 1.3. Subject to Section 6.1(b), to the fullest extent permitted by applicable Legal Requirements, (i) the Company Board shall recommend that the stockholders of the Company vote to adopt this Agreement (the “Voting Proposal”) and include the Recommendation in the Proxy Statement, and (ii) neither the Company Board nor any committee thereof shall withdraw or modify, or propose or resolve to withdraw or modify in a manner adverse to Parent, the Recommendation. The Company shall take all action that is both reasonable and lawful to solicit from its stockholders proxies in favor of the Voting Proposal and shall take all other action necessary or advisable to secure the vote or consent of the stockholders of the Company required by the rules of The NASDAQ Global Market or the DGCL to obtain such approvals.

6.3(b) Notwithstanding anything in this Agreement to the contrary, but subject to Section 7, if, as of immediately following the Acceptance Date, the expiration of any “subsequent offering period” pursuant to Section 1.1(c), the purchase, if applicable, of the Top-Up Option Shares, and, if necessary, the expiration of the period for guaranteed delivery of Shares in the Offer, Parent or any direct or indirect Subsidiary of Parent, taken together, shall own at least 90% of the total outstanding shares of Company Common Stock, the parties hereto shall, subject to Section 7, take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the satisfaction of such threshold, without a meeting of the stockholders of the Company, in accordance with Section 253 of the DGCL (such Merger, a “Short-Form Merger”).

6.3(c) Parent and Purchaser agree to vote, or cause to be voted, all Shares owned by them (or any Subsidiary) in favor of the Voting Proposal, unless the Merger is consummated as a Short-Form Merger pursuant to Section 253 of the DGCL.

6.4. Proxy Statement.

6.4(a) If approval of the Company’s stockholders is required by applicable Legal Requirements to consummate the Merger, promptly following consummation of the Offer (or, if applicable, after the expiration of any “subsequent offering period” pursuant to Section 1.1(c)), the Company shall (i) prepare and file the Proxy Statement with the SEC under the Exchange Act, (ii) mail to the holders of Shares a Proxy Statement within a sufficient time prior to the Stockholders’ Meeting and (iii) otherwise comply in all material respects with all Legal Requirements applicable to the Stockholders’ Meeting, and shall use commercially reasonable efforts to have the Proxy Statement cleared by the SEC promptly. Parent, Purchaser and the Company shall cooperate with each other in the preparation of the Proxy Statement, and the Company shall notify Parent promptly of the receipt of any comments of the SEC with respect to the Proxy Statement and of any request by the SEC for any amendment or supplement thereto or for additional information and shall provide as soon as reasonably practicable to Parent copies of all correspondence between the Company or any representative of the Company and the SEC with respect thereto. The Company shall give Parent and its counsel a reasonable opportunity to review and comment on the Proxy Statement prior to such documents being filed with the SEC or disseminated to holders of Shares and shall give Parent and its counsel a reasonable opportunity to review and comment on all responses to requests for additional information and replies to comments prior to their being filed with, or sent to, the SEC. Each of the Company, Parent and Purchaser agrees to use commercially reasonable efforts, after consultation with the other parties hereto, to respond promptly to all such comments of and requests by the SEC and to cause the Proxy Statement and all required amendments and supplements thereto to be mailed to the holders of Shares entitled to vote at the Stockholders’ Meeting at the earliest practicable time.

6.4(b) The Company shall use commercially reasonable best efforts to ensure that the Proxy Statement (i) will not, on the date it is first mailed to stockholders of the Company and at the time of the Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading and (ii) will comply as to form in all material respects with the applicable requirements of the Exchange Act. Notwithstanding the foregoing, the Company assumes no responsibility with respect to information supplied in writing by or on behalf of Parent or Purchaser for inclusion or incorporation by reference in the Proxy Statement. Parent shall use commercially reasonable best efforts to ensure that the information supplied by Parent in writing for inclusion (or incorporation by reference) in the Proxy Statement will not, on the date it is first mailed to stockholders of the Company and at the time of the Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.

6.4(c) Parent and the Company shall promptly make all necessary filings with respect to the Merger under the Securities Act, the Exchange Act, applicable Blue Sky Laws and the rules and regulations thereunder.

6.5. Company Board Representation; Section 14(f).

6.5(a) Subject to compliance with applicable Legal Requirements, promptly upon the acceptance for payment of any Shares by Parent or Purchaser or any of their affiliates pursuant to and in accordance with the terms of the Offer (the “Appointment Time”) and from time to time thereafter, and subject to Section 6.5(c), Purchaser shall be entitled to designate up to such number of directors, rounded up to the nearest whole number constituting at least a majority of the directors, on the Company Board as will give Purchaser representation on the Company Board equal to the product of the number of directors on the Company Board (giving effect to any increase in the number of directors pursuant to this Section 6.5) and the percentage that such number of Shares beneficially owned by Parent or its Affiliates bears to the total number of Shares then outstanding, and the Company shall use commercially reasonable efforts to, upon Parent’s request, promptly, at Parent’s election, either increase the size of the Board or seek and accept the resignation of such number of directors as is necessary to enable Parent’s designees to be elected or appointed to the Board and to cause Parent’s designees to be so elected or appointed. At such times, subject to Section 6.5(c), the Company will cause individuals designated by Parent to constitute the number of members of each committee of the Board, rounded up to the next whole number, that represents the same percentage as such individuals represent on the Board, other than any committee of the Board established to take action under this Agreement which committee shall be composed only of Independent Directors (as defined in Section 6.5(c)).

6.5(b) The Company’s obligation to appoint designees to the Company Board shall be subject to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. The Company shall promptly take all action required pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder in order to fulfill its obligations under this Section 6.5, and shall include in the Schedule 14D-9 such information with respect to the Company and its officers and directors as is required pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder in order to fulfill its obligations under this Section 6.5 and applicable Legal Requirements. Parent shall timely provide to the Company, and shall be solely responsible for, the information and consents with respect to Parent and its designees, officers, directors and affiliates required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder.

6.5(c) In the event that Parent’s designees are elected or designated to the Board, then, until the Effective Time, the Company shall cause the Board to have at least three directors who are members of the Company Board as of the date of this Agreement and are independent directors for purposes of the continued listing requirements of The NASDAQ Stock Market (such directors, the “Independent Directors”); provided, however, that, if any Independent Director is unable to serve due to death or disability or any other reason, the remaining Independent Directors shall be entitled to elect or designate another individual (or individuals) (provided, that no such individual is an employee of the Company or the Subsidiaries) to fill the vacancy, and such director (or directors) shall be deemed to be an Independent Director (or Independent Directors) for purposes of this Agreement. If no Independent Director remains prior to the Effective Time, a majority of the members of the Board at the time of the execution of this Agreement shall be entitled to designate three persons to fill such vacancies; provided, that such individuals shall not be employees or officers of the Company, Parent or Purchaser, and shall be reasonably satisfactory to Parent, and such persons shall be deemed Independent Directors for purposes of this Agreement. Following the Appointment Time and prior to the Effective Time, any amendment or termination of this Agreement, any amendment to the Organizational Documents of any Acquired Corporation, any extension by the Company of the time for the performance of any of the obligations or other acts of Purchaser or Parent, any exercise of rights under this Agreement by the Company, any waiver of any of the Company’s rights under this Agreement, or any action adversely affecting the rights of the stockholders (other than Parent or Purchaser), shall not to be effected without the affirmative vote of a majority of the Independent Directors.

6.6. Access to Information. The Acquired Corporations shall afford to Parent’s officers, employees, accountants, counsel and other representatives, reasonable access (subject to applicable Legal Requirements regarding the sharing of information), during normal business hours and upon reasonable notice during the period prior to the Effective Time (or termination of this Agreement), to its properties, books, contracts, commitments, personnel and records for purposes of conducting due diligence in a manner customary for transactions of this type. Any investigation conducted pursuant to the access contemplated by this Section 6.6 shall be conducted in a manner that does not unreasonably interfere with the conduct of the business of the Acquired Corporations or create a risk of damage or destruction to any property or assets of the Acquired Corporations. During such period, each of the Acquired Corporations shall furnish promptly to Parent (a) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal or state securities laws and (b) all other information concerning its business, properties, assets and personnel as Parent may reasonably request. Parent will hold any such information which is nonpublic in confidence in accordance with the Confidentiality

Agreement. No information or knowledge obtained in any investigation pursuant to this Section or otherwise shall affect or be deemed to modify any representation or warranty contained in this Agreement or the conditions to the obligations of the parties to consummate the Merger. Notwithstanding the foregoing, to the extent that providing Parent or Purchaser (i) access to any documents or information of the Acquired Corporations would risk waiver of any attorney-client privilege, work product doctrine or other applicable privilege applicable to such documents or information or (ii) access to a contract to which any of the Acquired Corporations is a party or otherwise bound would violate or cause a default under, or give a third party the right terminate or accelerate the rights under, such contract, then the Acquired Corporations will reasonably cooperate with Parent and Purchaser to provide them relevant information with respect to such documents, information, or contracts in a manner that does not cause any such waiver, violation or default, or give rise to any such right of termination or acceleration.

6.7. Legal Conditions to the Contemplated Transactions.

6.7(a) Subject to the terms hereof, including Section 6.7(b), each of the parties hereto shall use commercially reasonable efforts to (i) take, or cause to be taken, all actions, and do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective the transactions contemplated hereby as promptly as practicable, (ii) as promptly as practicable, obtain from any Governmental Body or any other third party any consents, licenses, permits, waivers, approvals, authorizations, or orders required to be obtained or made by the Acquired Corporations, Parent or Purchaser in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby that are necessary to consummate the Offer and the Merger, (iii) as promptly as practicable, make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement, the Offer and the Merger required under (A) the Securities Act, the Exchange Act and any other applicable federal or state securities laws, (B) to the extent set forth on Part 6.7 of the Company Disclosure Schedule, the HSR Act, any foreign antitrust laws or regulations, and any related governmental request thereunder, and (C) any other applicable Legal Requirements, and (iv) execute or deliver any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. Each of the parties hereto shall cooperate with each other in connection with the making of all such filings (subject to applicable Legal Requirements regarding the sharing of information), including providing copies of all such documents to the non-filing party and its advisors with a reasonable opportunity for review prior to filing and, if requested, accepting all reasonable additions, deletions or changes suggested in connection therewith. Each of the parties hereto shall use commercially reasonable efforts (subject to applicable Legal Requirements regarding the sharing of information) to furnish to each other all information required for any application or other filing to be made pursuant to the rules and regulations of any applicable Legal Requirements (including all information required to be included in the Proxy Statement) in connection with the transactions contemplated by this Agreement. For the avoidance of doubt, each of the parties hereto agree that nothing contained in this Section 6.7(a) shall modify or affect their respective rights and responsibilities under Section 6.7(b).

6.7(b) Subject to the terms hereof, Parent and the Company agree, and shall cause each of their respective Subsidiaries, to cooperate and to use commercially reasonable efforts to obtain any government clearances, approvals, actions, or non actions required for the Contemplated Transactions under the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other federal, state or foreign law, regulation or decree designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade and/or competition (collectively, “Antitrust Laws”), to respond to any government requests for information under any Antitrust Law, and to contest and resist any action, including any legislative, administrative or judicial action, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) that restricts, prevents or prohibits, or threatens to restrict, prevent or prohibit, the consummation of the Offer or the Merger or any other transactions contemplated by this Agreement under any Antitrust Law. The parties hereto will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to any Antitrust Law. Parent shall be entitled to direct any proceedings or negotiations with any Governmental Body relating to any of the foregoing, provided that it shall afford the Company a reasonable opportunity to participate therein. In furtherance and not in limitation of the foregoing, each of Parent and the Company shall (i) keep the other party informed of any communication received from, or given to, the United States Federal Trade Commission, the United States Department of Justice, or any other United States or foreign Governmental Body and of any communication received from or given to any Person (other than such party’s employees, agents, attorneys, representatives, advisors, consultants, or affiliates) in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby; and (ii) permit the other party to review in advance any communication given by the first party to, and consult with the other party in advance of any meeting or conference with, the United States Federal Trade Commission, the United States Department of Justice, or any other United States or foreign Governmental Body or, in connection with any proceeding by a private party, with any other Person (other than the employees, agents, attorneys, representatives, advisors, consultants, or affiliates of Parent, the Company, or their affiliates, as the case may be) and, to the extent permitted by the United States Federal Trade Commission, the United States Department of Justice, or any other United States or foreign Governmental Body or other Person, give the other party the opportunity to attend and participate in such meetings and conferences.

6.7(c) Notwithstanding anything in this Agreement to the contrary, neither Parent nor any of its Affiliates shall be under any obligation to, and the Company shall not without the express prior written consent of Parent, make proposals, execute or carry out agreements or submit to orders providing for the sale, divestiture or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets of Parent or any of its Affiliates or any material assets of the Company or any of its Affiliates or the holding separate of the shares of Company Common Stock (or shares of stock of the Surviving Corporation) or imposing or seeking to impose any material limitation on the ability of Parent or any of its Affiliates to conduct their business or own such assets or to acquire, hold or exercise full rights of ownership of the shares of Company Common Stock (or shares of stock of the Surviving Corporation) (any such event, a “Burdensome Condition”).

6.7(d) At the request of Parent, the Acquired Corporations shall agree to hold separate (including by trust or otherwise) or to divest any of their respective businesses, Subsidiaries or assets, or to take or agree to take any action with respect to, or agree to any limitation on, any of their respective businesses, Subsidiaries or assets, provided that any such action is conditioned upon the consummation of the Merger. The Company agrees and acknowledges that, notwithstanding anything to the contrary in this Section, none of the Acquired Corporations shall, without Parent’s prior written consent, agree to hold separate (including by trust or otherwise) or to divest any of their respective businesses, Subsidiaries or assets, or to take or agree to take any action with respect to, or agree to any limitation on, any of their respective businesses, Subsidiaries or assets.

6.7(e) Each of Parent and the Acquired Corporations shall give any notices to third parties, and use commercially reasonable efforts to obtain any third party consents related to or required in connection with the Merger that are (i) necessary to consummate the transactions contemplated hereby, or (ii) required to prevent the occurrence of an event that would reasonably be expected to have a Material Adverse Effect on the Company or Parent prior to or after the Effective Time.

6.8. Public Disclosure. Except as may be required by applicable Legal Requirements or stock market regulations, (a) the press release announcing the execution of this Agreement shall be issued only in such form as shall be mutually agreed upon by the Company and Parent, and (b) Parent and the Company shall each use commercially reasonable efforts to consult with the other party before issuing any other press release or otherwise making any public statement (including any press conference or conference call with investors or analysts) with respect to the Merger or this Agreement; provided, however, that each of Parent and the Company may make any public statement in response to specific questions by the press, analysts, investors, stockholders or those attending industry conferences or financial analyst conference calls, so long as any such statements are not inconsistent with previous press releases, public disclosures or public statements made jointly by Parent and the Company and do not reveal non-public information regarding the other party. Nothing contained in this Section 6.8 shall prohibit the Company or the Company Board from making any public disclosure or other public communication permitted by Section 6.1.

6.9. Stockholder Litigation. In connection with any stockholder litigation that may be brought against the Company or its directors relating to the Offer, the Merger or any other transaction contemplated by this Agreement, the Company shall keep Parent and Purchaser, and any counsel that Parent and Purchaser may retain, informed of the status of such litigation and will provide Parent’s and Purchaser’s counsel the right to participate in the defense of such litigation to the extent Parent and Purchaser are not otherwise a party thereto, and the Company shall not enter into any settlement or compromise of any such stockholder litigation without Parent’s and Purchaser’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed.

6.10. Indemnification.

6.10(a) During the period set forth in the following sentence, Parent shall, to the fullest extent permitted by applicable Legal Requirements, cause the Surviving Corporation, to honor all of the Company’s obligations to indemnify and hold harmless (without any amendment to such obligations) each present and former director, officer and employee of any of the Acquired Corporations (the “Indemnified Parties”), against any costs or expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities or amounts paid in settlement incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the extent that such obligations to indemnify and hold harmless exist on the date of this Agreement (whether under the Company Charter, the Company Bylaws, any indemnification agreement between the Company and such Indemnified Person) or, if entered into after the date of this Agreement in compliance with Section 5.1, at the Effective Time. Parent’s obligations under the foregoing sentence shall begin at the Effective Time and end on the date that is six (6) years following the Effective Time; provided, that if, prior to the expiration of such six (6) year period, an obligation of the Company to indemnify and hold harmless an Indemnified Party has arisen and not been fully resolved, Parent’s obligations with respect thereto under the foregoing sentence shall continue under such matter is fully resolved.

6.10(b) Prior to the Acceptance Date, the Company may purchase “tail” officers’ and directors’ liability insurance policies reasonably acceptable to the Company, that by their terms shall survive the Merger and shall provide each Indemnified Party with coverage for six years following the Effective Time on terms and conditions no less favorable than the Company’s existing directors’ and officers’ liability insurance (“Tail Policies”), provided that the aggregate premium for such Tail Policies shall not be greater than 200% of the annual premium paid by the Company for such existing insurance, and provided, further, that if 200% of the annual premium paid by the Company for such existing insurance is not sufficient to obtain such coverage, the Company may elect either (i) to spend up to that amount to purchase such lesser coverage as may be obtained with such amount or (ii) to request that Parent purchase the Tail Policies in which case Parent shall do so. Such purchases by Parent shall not be subject to the 200% cap. In any such purchase of the Tail Policies by Parent or by the Company pursuant to this Section 10(b), the Company shall reasonably cooperate with Parent to obtain the highest quality policies at the lowest cost. For a period of six years from the Effective Time, Parent and the Surviving Corporation shall maintain such Tail Policies in full force and effect and continue to honor their respective obligations thereunder for the full term thereof.

6.10(c) For a period of six years from the Effective Time, Parent shall (and shall cause the Surviving Corporation and its Subsidiaries to) cause the certificate of incorporation and bylaws (and other similar Organizational Documents) of the Surviving

Corporation and its Subsidiaries to contain provisions with respect to indemnification, advancement of expenses and exculpation that are at least as favorable to the Indemnified Parties as the indemnification, advancement of expenses and exculpation provisions contained in the certificate of incorporation and bylaws (or other similar Organizational Documents) of the Acquired Corporations immediately prior to the date of this Agreement, and such provisions shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of individuals who were covered by such provisions, except as required by applicable Legal Requirements.

6.10(d) If, during the period set forth in the last sentence of Section 6.10(a), Parent or the Surviving Corporation or any of its successors or assigns shall (i) consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume all of the obligations of Parent and the Surviving Corporation set forth in this Section 6.10.

6.10(e) The provisions of this Section are intended to be in addition to the rights otherwise available to the current officers and directors of the Company by law, charter, statute, by-law or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the Indemnified Parties, their heirs and their representatives. During the period set forth in the last sentence of Section 6.10(a), Parent shall guarantee the obligations of the Surviving Corporation with respect to any and all amounts payable under this Section 6.10.

6.11. Employee Matters.

6.11(a) Parent shall cause the Surviving Corporation, on or before the first anniversary of the Effective Time, to the extent permitted by applicable law, to provide individuals who were employed by the Acquired Corporations immediately prior to the Effective Time and who remain employees of the Surviving Corporation or its Subsidiaries immediately following the Effective Time (the “Continuing Employees”) with benefits that are substantially similar in the aggregate to those benefits provided to similarly situated Parent employees; provided, however, that Parent shall cause the Surviving Corporation to maintain the Plans through December 31, 2010 and Continuing Employees shall be eligible to participate in such Plans in accordance with their applicable terms through December 31, 2010.

6.11(b) With respect to any benefit plans, programs, and arrangements of Parent or its Subsidiaries (the “Parent Plans”) in which Continuing Employees participate after the Effective Time, Parent shall use commercially reasonable efforts to, or shall cause such Subsidiaries to use commercially reasonable efforts to: (i) waive all limitations as to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to Continuing Employees to the extent such limitations were waived or otherwise satisfied under the comparable Plans and to the extent permitted by the terms of such Parent Plans or required by applicable Legal Requirements, (ii) recognize all service of Continuing Employees with the Acquired Corporations for purposes of eligibility to participate in and vesting (and solely with respect to severance and paid time off plans or arrangements, level of benefits), but not (A) to the extent such recognition would result in duplication of benefits or (B) for purposes of benefit accrual under any defined benefit pension plan or equity plan (except as provided herein for assumed equity awards), and only to the same extent such service would be taken into account under a comparable Plan immediately prior to the Effective Time and (iii) shall provide that any covered expenses incurred on or before the Effective Time by a Continuing Employee or a Continuing Employee’s covered dependent shall be taken into account for purposes of satisfying applicable deductible, coinsurance and maximum out-of-pocket provisions after the Effective Time to the same extent as such expenses are taken into account for the benefit of similarly situated employees of Parent and subsidiaries of Parent.

6.11(c) Prior to the Closing, the Company shall, and shall cause the other Acquired Corporations to, use commercially reasonable efforts to cooperate with Parent in making any communications with current or former employees regarding the transactions contemplated by this Agreement.

6.11(d) The provisions of this Section 6.11 are solely for the benefit of the parties hereto and are not intended to and shall not confer upon any current or former employee, officer, director, independent contractor or other service provider of any Acquired Corporation, including any Continuing Employee, any third party rights. In addition, the provisions of this Section 6.11 are not intended to, nor shall they be deemed to, amend any employee benefit plan, including any Plan or any employee benefit plan of the Parent or any of its Subsidiaries.

6.11(e) With respect to the Severance and Change of Control Agreements between Techwell and each of Fumihiro Kazoto, Feng Kuo, Dongwook (David) Nam, Mark Voll and Yojiro (Joe) Kamei, dated as of April 23, 2007, July 31, 2007, July 31, 2007, April 23, 2007 and July 31, 2007, respectively (each, a “Change of Control Agreement” and collectively, the “Change of Control Agreements”), the Company shall take all actions necessary (including obtaining the written consent of each employee party to a Change of Control Agreement) such that, effective as of the Acceptance Date, (i) each Change of Control Agreement is terminated (with only section 5 of each Change of Control Agreement surviving such termination), (ii) each employee party to a Change of Control Agreement is entitled to receive (subject to Section 5 of such agreement) the payments described in Sections 4(a)(i) and 4(a)(ii) thereof within 30 days after the Acceptance Date, (iii) each employee party to a Change of Control Agreement receives (subject to Section 5 of such agreement) the benefits described in Section 4(a)(iv) thereof upon the Acceptance Date and (iv) no employee party to a Change of Control Agreement has any rights or benefits thereunder (other than the right to the payments and benefits described in this sentence). The Company shall provide the Parent with a copy of the written consents referenced in the preceding sentence, as well as all other written evidence of the Company’s compliance with the transactions contemplated by the preceding sentence, no later than two business days prior to the Acceptance Date.

6.12. Notification of Certain Matters. From and after the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement, subject to applicable Legal Requirements, each of the Company and Parent shall promptly notify the other party of (a) the occurrence, or non-occurrence, of any event that would be likely to cause any condition to the obligations of any party to effect the Offer and the Merger and the other transactions contemplated by this Agreement not to be satisfied, or (b) the failure of the Company or Parent, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement that would reasonably be expected to result in any condition to the obligations of any party to effect the Offer, the Merger and the other transactions contemplated by this Agreement not to be satisfied; provided, however, that the delivery of any notice pursuant to this Section 6.12 shall not cure any breach of any representation or warranty, the failure to comply with any covenant, the failure to meet any condition or otherwise limit or affect the remedies available hereunder to the party receiving such notice.

6.13. Tax Matters.

6.13(a) From the date of this Agreement until the Effective Time, the Acquired Corporations, consistent with past practice, shall (i) duly and timely file all Tax Returns and other documents required by it to be filed with federal, state and local Tax authorities the failure to file of which could have a material negative impact, financial or otherwise, subject to extensions permitted by Law and properly granted by the appropriate authority, provided that the Company notifies Parent that any of the Acquired Corporations is availing itself of such extensions, and (ii) pay all Taxes shown due on such Tax Returns.

6.13(b) Each party shall reasonably cooperate with the other in the preparation, execution, and filing of all returns, questionnaires, applications, or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, any transfer, recording, registration and other fees and any similar taxes which become payable in connection with the transactions contemplated by this Agreement. From the date hereof through the Effective Time, the Acquired Corporations shall use commercially reasonable efforts to provide Parent with any other Tax information reasonably requested by Parent.

6.14. Stock Exchange Delisting. After the date hereof and prior to the Acceptance Date, the Company shall use commercially reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary and appropriate on its part under applicable Legal Requirements and rules and policies of the NASDAQ Stock Market to maintain the Company’s listing thereon. Prior to the Effective Time, the Company shall cooperate with Parent and commercially reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary and appropriate on its part under applicable Legal Requirements and rules and policies of the NASDAQ Stock Market to enable the delisting by the Surviving Corporation of the shares of Company Common Stock from the NASDAQ Stock Market and the deregistration of the shares of Company Common Stock under the Exchange Act as promptly as practicable after the Effective Time.

6.15. FIRPTA Certificate. The Company shall deliver, in form and substance reasonably satisfactory to each of Parent and Purchaser, a duly completed and executed certificate indicating that the Company is not nor has ever been during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

SECTION 7. CONDITIONS TO MERGER.

7.1. Conditions to Each Party’s Obligation To Effect the Merger. The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction on or prior to the Effective Time of the following conditions:

7.1(a) Stockholder Approval. unless the Merger is consummated as a Short-Form Merger pursuant to Section 253 of the DGCL, this Agreement shall have been adopted by the affirmative vote of the stockholders of the Company owning not less than a majority of the issued and outstanding Shares;

7.1(b) No Legal Proceedings. no threatened or instituted and pending Legal Proceeding by any Governmental Body of competent jurisdiction (A) that seeks to impose a Burdensome Condition; or (B) that seeks to restrain, enjoin or otherwise prohibit the consummation of the Merger;

7.1(c) No Restraints. no temporary restraining order, preliminary or permanent injunction or other judgment or order issued by any court, agency or other Governmental Body of competent jurisdiction, and no Legal Requirement (collectively, “Restraints”), that prohibits the Merger shall be in effect; and

7.1(d) Offer. purchaser or its permitted assignee shall have purchased all Shares validly tendered and not withdrawn pursuant to the Offer; provided, however, that this condition shall not be applicable to the obligations of Parent or Purchaser if, in breach of this Agreement or the terms of the Offer, Purchaser fails to purchase any Shares validly tendered and not withdrawn pursuant to the Offer.

SECTION 8. TERMINATION.

8.1. Termination. This Agreement may be terminated and the Offer, the Merger and the Transactions may be abandoned, notwithstanding any requisite adoption of this Agreement by the stockholders of the Company:

8.1(a) subject to Section 6.5(c), by mutual written consent of each of Parent and the Company duly authorized by the board of directors of Parent and the Company Board; or

8.1(b) by either Parent or the Company:

(i) prior to the Acceptance Date, if Purchaser or its permitted assignee shall not have accepted for payment and paid for all Shares validly tendered and not withdrawn pursuant to the Offer on or before the date that is one hundred and twenty (120) days after the date of this Agreement (such date, the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose willful breach of a representation or warranty in this Agreement or whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of Purchaser or its permitted assignee to have purchased all Shares validly tendered and not withdrawn pursuant to the Offer on or before the Outside Date; or

(ii)(A) prior to the Effective Time, if any Restraint shall be in effect and shall have become final and nonappealable and has the effect of making consummation of the Merger illegal or prohibiting consummation of the Merger, or (B) prior the Acceptance Date, if any Restraint shall be in effect and shall have become final and nonappealable and has the effect of making consummation of the Offer or the Merger illegal or prohibiting consummation of the Offer or the Merger or otherwise imposing a Burdensome Condition;

8.1(c) by either Parent or Purchaser, prior to the Acceptance Date:

(i) if there has occurred a material breach of or material failure to perform any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, which breach or failure to perform (A) would result in any of the events set forth in clause (e)(iii) of Annex A to occur or otherwise prevent the Company from delivering the certificate contemplated by clause (e)(vi) of Annex A, and (B) is incapable of being cured by the Company by the Outside Date or, if capable of being cured by the Company by the Outside Date, the Company does not commence to cure such breach or failure within three (3) business days after its receipt of written notice thereof from Parent and use its reasonable best efforts to pursue such cure thereafter, provided, that neither Parent nor Purchaser shall have the right to terminate this Agreement pursuant to this Section 8.1(c)(i) if either Parent or Purchaser is in breach of this Agreement such that the Company would then have a right to terminate this Agreement pursuant to Section 8.1(d)(i);

(ii) if: (i) the Company Board (or any committee thereof) shall have made an Adverse Recommendation Change; (ii) the Company Board (or any committee thereof) shall have approved or recommended to the stockholders of the Company an Acquisition Proposal (other than the Contemplated Transactions); (iii) the Company shall have entered into an Alternative Acquisition Agreement with respect to an Acquisition Proposal, (iv) the Company Board (or any committee thereof) shall have failed to reconfirm its Recommendation within three (3) business days after the Parent requests in writing that the Company Board (or any committee thereof) do so (which reconfirmation request may be made by Parent only once with respect to each Acquisition Proposal and once with respect to each amendment to the financial terms, conditions or any other material term of such Acquisition Proposal) or (v) the Company or the Company Board shall have knowingly and intentionally violated or breached in any material respect its obligations under Section 6.1.

8.1(d) by the Company, prior to the Acceptance Date:

(i) if there has occurred a material breach of or material failure to perform any representation, warranty, covenant or agreement on the part of Parent or Purchaser set forth in this Agreement, which breach or failure to perform is incapable of being cured by Parent or Purchaser by the Outside Date or, if capable of being cured by Parent by the Outside Date, Parent and Purchaser do not commence to cure such breach or failure within three (3) business days after their receipt of written notice thereof from the Company and use their reasonable best efforts to pursue such cure thereafter, provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(d)(i) if the Company is then in breach of this Agreement such that Parent would then have a right to terminate this Agreement pursuant to Section 8.1(c)(i); or

(ii) if Purchaser shall have failed to commence the Offer on or before April 5, 2010; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(d)(ii) if (A) the event referred to in this clause resulted from or was caused by the Company’s failure to perform in any material respect any of its obligations under this Agreement, or (B) Purchaser was not obligated to commence the Offer within such period pursuant to the first sentence of Section 1.1(a).

(iii) if and in full compliance with the terms of this Agreement, the Company Board (or any committee thereof) shall have made an Adverse Recommendation Change in response to a Superior Proposal in accordance with the terms and conditions of Section 6.1(b), the Company shall have paid Parent the Termination Fee as provided under Section 8.3(b) and, concurrently therewith, the Company enters into a definitive acquisition agreement with respect to the Superior Proposal which was the subject of such Adverse Recommendation Change.

8.2. Effect of Termination. In the event of the termination of this Agreement as provided in Section 8.1, this Agreement shall immediately become void and there shall be no liability or obligation on the part of Parent, the Company, the Purchaser or their respective officers, directors, stockholders, or Affiliates; provided that (a) any such termination shall not relieve any party from liability for any willful breach of this Agreement or fraud and (b) the provisions of Section 5.2, Section 8.2, Section 8.3, and Section 9 of this Agreement (and, as applicable, EXHIBIT A) and the Confidentiality Agreement shall remain in full force and effect and survive any termination of this Agreement.

8.3. Fees and Expenses.

8.3(a) Except as set forth in Section 8.3(b), all fees and expenses incurred in connection with this Agreement, the Offer, the Merger and the Contemplated Transactions shall be paid by the party incurring such fees and expenses, whether or not the Offer or the Merger is consummated.

8.3(b) The Company shall pay Parent a termination fee equal to $17,076,058 (the “Termination Fee”):

(i) if this Agreement is terminated by Parent pursuant to Section 8.1(c)(ii);

(ii) if this Agreement is terminated by the Company pursuant to Section 8.1(d)(iii); or

(iii) if (A) an Acquisition Proposal shall have been made to the Company and become publicly known or shall have been made directly to the stockholders of the Company generally or shall have otherwise become publicly known or any Person shall have publicly announced an intention to make an Acquisition Proposal, (B) such Acquisition Proposal shall not have been absolutely and unconditionally withdrawn and abandoned prior to the termination of this Agreement, (C) thereafter this Agreement is terminated by Parent or the Company pursuant to Section 8.1(b)(i), and (D) within nine (9) months after such termination the Company enters into any agreement to consummate, or consummates, the transactions contemplated by any Acquisition Proposal (regardless of whether such other Acquisition Proposal is made before or after termination of this Agreement) (for purposes of this Section 8.3(b)(iii), the references to “15%” in the definition of Acquisition Proposal shall be deemed to be references to “50%”).

8.3(c) Any Termination Fee due under (i) Section 8.3(b)(i) shall be paid by wire transfer of same-day funds within one business day after the date of termination of this Agreement, (ii) Section 8.3(b)(ii) shall be paid by wire transfer of same-day funds at the time provided for in Section 8.1(d)(iii), and (iii) Section 8.3(b)(iii) shall be paid by wire transfer of the same-day funds within one business day after the date of the first to occur of the events referred to in clause Section 8.3(b)(iii)(D) above. In no event shall payment of more than one Termination Fee be paid.

8.3(d) The parties acknowledge that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties would not enter into this Agreement. If the Company fails to promptly pay to Parent any Termination Fee due hereunder, the Company shall pay the costs and expenses (including reasonable legal fees and expenses) in connection with any action, including the filing of any lawsuit or other legal action, taken to collect payment, together with interest on the amount of any Termination Fee at the publicly announced prime rate of Bank of America, N.A. plus two percent per annum, compounded quarterly, from the date such Termination Fee was required to be paid.

SECTION 9. MISCELLANEOUS PROVISIONS.

9.1. Amendment. Subject to Section 6.5, this Agreement may be amended at any time prior to the Effective Time by the parties hereto, by action taken or authorized by their respective boards of directors, whether before or after adoption of this Agreement by the stockholders of the Company; provided, however, that after any such stockholder adoption of this Agreement, no amendment shall be made to this Agreement that by applicable Legal Requirements requires further approval or authorization by the stockholders of the Company without such further approval or authorization. This Agreement may not be amended, except by an instrument in writing signed by or on behalf of each of the parties hereto.

9.2. Remedies Cumulative; Waiver.

9.2(a) The rights and remedies of the parties to this Agreement are cumulative and not alternative. Neither any failure nor any delay by any party in exercising any right, power or privilege under this Agreement or any of the documents referred to in this Agreement will operate as a waiver of such right, power or privilege and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege. To the maximum extent permitted by applicable law, (i) no waiver that may be given by a party will be applicable except in the specific instance for which it is given; and (ii) no notice to or demand on one party will be deemed to be a waiver of any obligation of that party or of the right of the party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.

9.2(b) Subject to Section 6.5, at any time prior to the Effective Time, Parent (with respect to the Company) and the Company (with respect to Parent and Purchaser), may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of such party to this Agreement, (ii) waive any inaccuracies in the representation and warranties contained in this Agreement or any document delivered pursuant to this Agreement and (iii) waive compliance with any covenants, obligations or conditions contained in this Agreement. Any agreement on the part of a party to this Agreement to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party.

9.3. No Survival. None of the representations and warranties shall survive the Acceptance Date.

9.4. Entire Agreement. This Agreement (including the Company Disclosure Schedule), the Tender Agreements, and the Confidentiality Agreement constitute the entire agreement among the parties to this Agreement and supersede all other prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof and thereof.

9.5. Execution of Agreement; Counterparts; Electronic Signatures.

9.5(a) This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument, and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties; it being understood that all parties need not sign the same counterpart.

9.5(b) The exchange of copies of this Agreement and of signature pages by facsimile transmission (whether directly from one facsimile device to another by means of a dial-up connection or whether mediated by the worldwide web), by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, or by a combination of such means, shall constitute effective execution and delivery of this Agreement as to the parties and may be used in lieu of an original Agreement for all purposes. Signatures of the parties transmitted by facsimile shall be deemed to be their original signatures for all purposes.

9.5(c) Notwithstanding the Electronic Signatures in Global and National Commerce Act (15 U.S.C. Sec. 7001 et seq.), the Uniform Electronic Transactions Act, or any other Legal Requirement relating to or enabling the creation, execution, delivery, or recordation of any contract or signature by electronic means, and notwithstanding any course of conduct engaged in by the parties, no party shall be deemed to have executed this Agreement or any other document contemplated by this Agreement (including any amendment or other change thereto) unless and until such party shall have executed this Agreement or such document on paper by a handwritten original signature or any other symbol executed or adopted by a party with current intention to authenticate this Agreement or such other document contemplated.

9.6. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

9.7. Consent to Jurisdiction; Venue. In any action or proceeding between any of the parties arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, each of the parties: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware; (b) agrees that all claims in respect of such action or proceeding may be heard and determined exclusively in the Court of Chancery of the State of Delaware; (c) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in the Court of Chancery of the State of Delaware; and (d) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in the Court of Chancery of the State of Delaware. Each of the parties hereto agrees that a final judgment in any such action or proceeding may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 9.13. Nothing in this Agreement shall affect the right of any party to this Agreement to serve process in any other manner permitted by Legal Requirements. Each of the parties hereto agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Source in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including, but not limited to any dispute arising out of or reliant in any way to any commitment letter or the performance thereof, in any forum other than the federal and New York State courts located in the City of New York, Borough of Manhattan (and appellate courts thereof).

9.8. WAIVER OF JURY TRIAL. EACH OF THE PARTIES IRREVOCABLY WAIVES ANY AND ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING BETWEEN THE PARTIES ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

9.9. Disclosure Schedules.

9.9(a) The Company Disclosure Schedule shall be arranged in separate Parts corresponding to the numbered and lettered sections contained in Section 3. Any matter disclosed in any section or subsection of the Company Disclosure Schedule will be deemed to be disclosed in any other section of the Company Disclosure Schedule to the extent that it is readily apparent based on the substance of such disclosure that such disclosure is applicable to such other subsection or section.

9.9(b) If there is any inconsistency between the statements in this Agreement and those in the Company Disclosure Statement (other than an exception set forth as such in the Company Disclosure Schedule), the statements in this Agreement shall control.

9.10. Attorneys’ Fees. In any action at law or suit in equity to enforce this Agreement or the rights of any of the parties hereunder and except as provided in Section 8.3, the prevailing party in such action or suit shall be entitled to receive a reasonable sum for its attorneys’ fees and all other reasonable costs and expenses incurred in such action or suit.

9.11. Assignments and Successors. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and assigns; provided, however, that neither this Agreement nor any party’s rights hereunder may be assigned by such party without the prior written consent of the other party. Any attempted assignment of this Agreement or of any such rights without such consent shall be void and of no effect.

9.12. No Third Party Rights. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the parties hereto) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; provided, however, that, (a) after the Effective Time, the Indemnified Persons shall be third party beneficiaries of, and entitled to enforce, Section 6.10 “Indemnification,” and (b) Section 9.7 is intended to be for the benefit of the Persons referred to therein, and may be enforced by any such Persons.

9.13. Notices. All notices, Consents, waivers and other communications required or permitted by this Agreement shall be in writing and shall be deemed given to a party when (a) delivered to the appropriate address by hand or by nationally recognized overnight courier service (costs prepaid); or (b) sent by facsimile with confirmation of transmission by the transmitting equipment confirmed with a copy delivered as provided in clause (a), in each case to the following addresses or facsimile numbers and marked to the attention of the person (by name or title) designated below (or to such other address, facsimile number or person as a party may designate by notice to the other parties):

Company (before the Closing):	Techwell, Inc.
408 East Plumeria Drive
San Jose, CA 95134
Attention: Fumihiro Kozato, President and
Chief Executive Officer

with a copy to:	Pillsbury Winthrop Shaw Pittman LLP
2475 Hanover Street
Palo Alto, CA 94304
Attention: Jorge del Calvo
Fax No.: (650) 233-4545

Parent and Purchaser:	Intersil Corporation
1001 Murphy Ranch Road, Suite 1
Milpitas, CA 95035
Attention: Thomas C. Tokos, Senior Vice
President and General Counsel
Fax No.: (408) 935-4310

with a copy to:	Dechert LLP
Cira Centre
2929 Arch Street
Philadelphia, PA 19104
Attention: Christopher G. Karras
Fax No.: (215) 994-2222

9.14. Construction; Usage.

9.14(a) Interpretation. In this Agreement, unless a clear contrary intention appears:

(i) the singular number includes the plural number and vice versa;

(ii) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are not prohibited by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity or individually;

(iii) reference to any gender includes each other gender;

(iv) reference to any agreement, document or instrument means such agreement, document or instrument as amended or modified and in effect from time to time in accordance with the terms thereof;

(v) reference to any Legal Requirement means such Legal Requirement as amended, modified, codified, replaced or reenacted, in whole or in part, and in effect from time to time, including rules and regulations promulgated thereunder, and reference to any section or other provision of any Legal Requirement means that provision of such Legal Requirement from time to time in effect and constituting the substantive amendment, modification, codification, replacement or reenactment of such section or other provision;

(vi) “hereunder,” “hereof,” “hereto,” and words of similar import shall be deemed references to this Agreement as a whole and not to any particular Section or other provision hereof;

(vii) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding such term;

(viii) “or” is used in the inclusive sense of “and/or”;

(ix) with respect to the determination of any period of time, “from” means “from and including” and “to” means “to but excluding”;

(x) references to documents, instruments or agreements shall be deemed to refer as well to all addenda, exhibits, schedules or amendments thereto; and

(xi) any dollar thresholds set forth herein shall not be used as a benchmark for determination of what is or is not “material” or a “Material Adverse Effect” under this Agreement.

9.14(b) Legal Representation of the Parties. This Agreement was negotiated by the parties with the benefit of legal representation and any rule of construction or interpretation otherwise requiring this Agreement to be construed or interpreted against any party shall not apply to any construction or interpretation hereof.

9.14(c) Headings. The headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

9.15. Enforcement of Agreement. The parties acknowledge and agree that each other party hereunder would be irreparably damaged if any of the provisions of this Agreement are not performed in accordance with their specific terms and that any breach of this Agreement by a party hereunder could not be adequately compensated in all cases by monetary damages alone. Accordingly, in addition to any other right or remedy to which a party hereunder may be entitled, at law or in equity, it shall be entitled to enforce any provision of this Agreement by a decree of specific performance and temporary, preliminary and permanent injunctive relief to prevent breaches or threatened breaches of any of the provisions of this Agreement, without posting any bond or other undertaking.

9.16. Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

9.17. Time of Essence. With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

INTERSIL CORPORATION

By:	/s/ David B. Bell
Name:	David B. Bell
Title:	President and Chief Executive Officer

NAVAJO MERGER SUB, INC.

By:	/s/ Jonathan A. Kennedy
Name:	Jonathan A. Kennedy
Title:	Chief Financial Officer

TECHWELL, INC.

By:	/s/ Fumihiro Kozato
Name:	Fumihiro Kozato
Title:	President and Chief Executive Officer

ANNEX A

Conditions to the Offer

Notwithstanding any other provision of the Offer or the Agreement, neither Parent nor Purchaser shall be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, pay for, and (subject to any such rules or regulations) may, to the extent expressly permitted by this Agreement, delay the acceptance for payment for, or the payment for, any Shares validly tendered pursuant to the Offer and not properly withdrawn, and, to the extent permitted by this Agreement, may amend or terminate the Offer if:

(a) there shall not be validly tendered in the Offer and not properly withdrawn prior to the Expiration Date that number of Shares which, together with the number of Shares, if any, then owned by Parent and its direct and indirect wholly-owned Subsidiaries, constitutes at least a majority of the then outstanding Shares on a Fully Diluted Basis (the “Minimum Condition”);

(b) any waiting period (and any extension thereof) applicable to the Offer or the Merger under the HSR Act shall not have expired or been earlier terminated, and any equivalent Governmental Authorization identified on Part 6.7(a) of the Company Disclosure Schedule, or under the applicable Antitrust Laws of the jurisdictions listed in Part 6.7(a) of the Company Disclosure Schedule, shall not have been granted or the relevant waiting period shall not have expired or been earlier terminated;

(c) any Burdensome Condition shall have been imposed in connection with obtaining any approvals or terminations described in clause (b) of this paragraph,

(d) Section 6 of any of the Tender Agreements shall have been breached or repudiated by the Company (without the consent of Parent and Purchaser), or

(e) any of the following events or conditions shall occur and be continuing at the scheduled Expiration Date:

(i) there shall have been threatened in writing or instituted and be pending any Legal Proceeding by any Governmental Body of competent jurisdiction (A) that seeks to impose a Burdensome Condition; or (B) that seeks to restrain, enjoin or otherwise prohibit the making or consummation of the Offer or the Merger;

(ii) there shall have been (A) any judgment, order or injunction entered or issued by any Governmental Body of competent jurisdiction or (B) any applicable Legal Requirement promulgated, enacted, entered, enforced, issued or amended by any Governmental Body of competent jurisdiction that would result in any of the consequences referred to in clauses (A) or (B) of clause (i) above;

(iii)(A) the Company shall not have performed all obligations and complied with all covenants required by the Agreement to be performed or complied with by it prior to the Expiration Date, in all material respects, and such failure to perform or comply shall not have been cured prior to the Expiration Date, (B) the representations and warranties of the Company contained in Section 3 of the Agreement (other than Section 3.2 and 3.3) shall not be true and correct (without regard to materiality or Material Adverse Effect qualifiers contained therein) as of the date hereof and as of the Expiration Date as if made at and as of such time (other than representations and warranties made as of a specified date, in which case as of such specified date), except for where the failure to be so true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (C) the representations and warranties of the Company contained in Sections 3.2 of the Agreement shall not be true and correct (taking into account and giving effect to any materiality or Material Adverse Effect qualifiers contained therein) as of the date hereof and as of the Expiration Date (other than such representations and warranties made as of specified date, in which case as of such specified date) and (D) the representations and warranties of the Company contained in Section 3.3 of the Agreement shall not be true and correct in all material respects as of the date hereof and as of the Expiration Date (other than such representations and warranties made as of specified date, in which case as of such specified date);

(iv) the Agreement shall have been terminated in accordance with its terms;

(v) Purchaser and the Company shall have reached mutual agreement to postpone the acceptance for payment of Shares thereunder; or

(vi) the Company shall not have furnished Parent with a certificate dated as of the date of determination signed on its behalf by both its Chief Executive Officer and Chief Financial Officer to the effect that the conditions set forth in item (e)(iii) of this Annex A shall not have occurred and continue to exist.

Subject to the terms and conditions of the Agreement, the foregoing conditions are for the sole benefit of Parent and Purchaser and, subject to the terms and conditions of the Agreement and the applicable rules and regulations of the SEC, may be waived by Parent or Purchaser, in whole or in part, at any time, at the sole discretion of Parent or Purchaser. Subject to the applicable rules and regulations of the SEC, the failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

EXHIBIT A

CERTAIN DEFINITIONS

For purposes of the Agreement (including this EXHIBIT A), the following words and terms, not otherwise defined within the Agreement, shall have the following meanings:

“Acceptable Confidentiality Agreement” shall mean an agreement that is executed, delivered and effective after the execution, delivery and effectiveness of this Agreement and that (a) contains provisions that (i) require any counter-party thereto (and any of its Representatives named therein) that receives information of or with respect to the Company to keep such information confidential, (ii) are no less favorable in any material respect to the Company (except that the Company may agree, subject to clause (iv) of this definition, to keep the confidential and non-public information of such other party confidential), and no less restrictive with respect to the conduct of such counter-party (and any of its Representatives named therein) than the terms of the Confidentiality Agreement, (iii) include a standstill and nonsolicit provision with an expiration date no earlier than the later of two years from the date of such agreement or March 31, 2012 and with exceptions not materially broader than contained in the original Confidentiality Agreement and (iv) expressly permit the Company to provide to Parent the information required to be so provided pursuant to Section 6.1 on the terms set forth in Section 6.1, and (b) does not include any provision calling for an exclusive right to negotiate with the Company.

“Acquired Corporations” shall mean the Company and all of its Subsidiaries, and an “Acquired Corporation” shall mean the Company or any of its Subsidiaries.

“Acquired Corporation Contract” shall mean any Contract: (a) to which any of the Acquired Corporations is a party; (b) by which any of the Acquired Corporations or any asset of any of the Acquired Corporations is or may become bound or under which any of the Acquired Corporations has, or may become subject to, any obligation; or (c) under which any of the Acquired Corporations has or may acquire any right or interest.

“Acquired Corporation Product(s)” shall mean each and all of the products of any Acquired Corporation (including all software products), whether currently being distributed or currently under development.

“Acquired Corporation Intellectual Property” shall mean any Intellectual Property that is owned (in whole or in part), purported to be owned (in whole or in part) or exclusively licensed by the Acquired Corporations, including without limitation any rights in any design code, documentation, masks and tooling for packaging of semiconductors in connection with all current products and products in design and development.

“Acquired Corporation Registered Intellectual Property” means all Acquired Corporation Intellectual Property that is Registered Intellectual Property, or which is otherwise filed in the name of the Acquired Corporations.

“Acquisition Proposal” shall mean any proposal or offer, whether in one transaction or a series of related transactions, for (i) a merger, consolidation, dissolution, exchange offer, tender offer, recapitalization, share exchange or other business combination involving any of the Acquired Corporations, pursuant to which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly would acquire beneficial or record ownership of securities representing 15% or more of the outstanding securities of any class of voting securities of any of the Acquired Corporations; (ii) the issuance by any of the Acquired Corporations of 15% or more of its equity securities (other than pursuant to any underwritten or broadly distributed offering), (iii) the acquisition (including through any license or lease, other than commercial licenses in the Ordinary Course of Business) in any manner, directly or indirectly, of assets that constitute or account for 15% or more of the consolidated net revenues, net income or assets of the Acquired Corporations, (iv) any tender offer or exchange offer in which any Person or “group” (as such term is defined under Section 13(d) under the Exchange Act) would acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act), or the right to acquire beneficial ownership, of 15% or more of the outstanding shares of Company Common Shares, (v) any recapitalization, restructuring, liquidation, dissolution or other similar type of transaction with respect to the Acquired Corporations in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly would acquire beneficial ownership of 15% or more of the outstanding securities of any class of voting securities of any of the Acquired Corporations, or (vi) any transaction which is similar in form, substance or purpose to any of the foregoing transactions; in each case other than the Contemplated Transactions.

“Acquisition Transaction” shall mean any transaction or series of transactions involving an Acquisition Proposal.

“Affiliate” shall mean, as to any Person, any other Person which, directly or indirectly, through one or more intermediaries, is in control of, is controlled by or is under common control with such Person. The term “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as applied to any Person, means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or other ownership interest, by contract or otherwise.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Company Disclosure Schedule” shall mean the disclosure schedule that has been prepared by the Company in accordance with the requirements of Section 9.9 and that has been delivered by the Company to Parent on the date of this Agreement.

“Company Preferred Stock” shall mean the Preferred Stock, $0.001 par value per share, of the Company.

“Consent” shall mean any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

“Contract” shall mean any written, oral or other agreement, contract, subcontract, lease, understanding, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature.

“Copyrights” shall mean all copyrights, copyrightable works, semiconductor topography and mask work rights, and applications for registration thereof, including all rights of authorship, use, publication, reproduction, distribution, performance transformation, moral rights and rights of ownership of copyrightable works, semiconductor topography works and mask works, and all rights to register and obtain renewals and extensions of registrations, together with all other interests accruing by reason of international copyright, semiconductor topography and mask work conventions.

“Encumbrance” shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, equitable interest, title retention or title reversion agreement, preemptive right, community property interest or restriction of any nature, whether accrued, absolute, contingent or otherwise (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset), in each case other than Permitted Encumbrances.

“Entity” shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.

“Environment” shall mean soil, land surface or subsurface strata, surface waters (including navigable waters, ocean waters, streams, ponds, drainage basins, and wetlands), groundwaters, drinking water supply, stream sediments, ambient air (including indoor air), plant and animal life, and any other environmental medium or natural resource.

“Environmental, Health, and Safety Liabilities” shall mean any cost, damages, expense, liability, obligation, or other responsibility arising from or under Environmental Law or Occupational Safety and Health Law and consisting of or relating to:

(a) any environmental, health, or safety matters or conditions (including on-site or off-site contamination, occupational safety and health, and regulation of chemical substances or products);

(b) fines, penalties, judgments, awards, settlements, legal or administrative Legal Proceedings, damages, losses, claims, demands and response, investigative, remedial, or inspection costs and expenses arising under Environmental Law or Occupational Safety and Health Law;

(c) financial responsibility under Environmental Law or Occupational Safety and Health Law for cleanup costs or corrective action, including any investigation, cleanup, removal, containment, or other remediation or response actions (“Cleanup”) required by applicable Environmental Law or Occupational Safety and Health Law (whether or not such Cleanup has been required or requested by any Governmental Body or any other Person) and for any natural resource damages; or

(d) any other compliance, corrective, investigative, or remedial measures required under Environmental Law or Occupational Safety and Health Law.

“Environmental Law” shall mean any Legal Requirement that requires or relates to:

(a) advising appropriate authorities, employees, and the public of intended or actual releases of pollutants or hazardous substances or materials, violations of discharge limits, or other prohibitions and of the commencements of activities, such as resource extraction or construction, that could have significant impact on the Environment;

(b) preventing or reducing to acceptable levels the release of pollutants or hazardous substances or materials into the Environment;

(c) reducing the quantities, preventing the release, or minimizing the hazardous characteristics of wastes that are generated;

(d) assuring that products are designed, formulated, packaged, and used so that they do not present unreasonable risks to human health or the Environment when used or disposed of, including European Union Directives 2002/95/EC (RoHS) and 2000/53/EC (ELV) restricting of the use of certain hazardous substances in electrical and electronic equipment, European Union Directive 2002/96/EC (WEEE) concerning waste electrical and electronic equipment, European Union Regulation No. 1907/2006 concerning the Registration, Evaluation, Authorisation and Restriction of Chemicals (REACH), People’s Republic of China Ministry of Information Industry Order #39 (China RoHS), and analogous laws in other jurisdictions;

(e) protecting resources, species, or ecological amenities;

(f) reducing to acceptable levels the risks inherent in the transportation of hazardous substances, pollutants, oil, or other potentially harmful substances;

(g) cleaning up pollutants that have been released, preventing the threat of release, or paying the costs of such clean up or prevention; or

(h) making responsible parties pay private parties, or groups of them, for damages done to their health or the Environment, or permitting self-appointed representatives of the public interest to recover for injuries done to public assets.

“Facilities” shall mean any real property, leaseholds, or other interests currently or formerly owned or operated by any Acquired Corporation and any buildings, plants, or structures currently or formerly owned or operated by any Acquired Corporation.

“Financing Source” means the entities (other than Parent or any affiliate thereof, including Purchaser) that have committed to provide or otherwise entered into agreements in connection with the financing of the contemplated transactions, including the parties to any commitment letter and any joinder agreements, credit agreements, indentures (or other definitive documentation) relating thereto.

“Fully Diluted Basis” shall mean after taking into account all outstanding Shares and assuming the exercise, conversion or exchange of all Options, warrants, convertible or exchangeable securities and similar rights and the issuance of all Shares that the Company is obligated to issue thereunder (but excluding any Shares underlying Company Options that are not vested and exercisable and will not become vested and exercisable on or before the Outside Date).

“GAAP” shall mean generally accepted accounting principles for financial reporting in the United States, applied on a basis consistent with the basis on which the financial statements referred to in Section 3.5 were prepared.

“Governmental Authorization” shall mean any: (a) permit, license, certificate, franchise, permission, variance, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement; or (b) right under any Contract with any Governmental Body.

“Governmental Body” shall mean any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; or (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, organization, unit, body or Entity and any court or other tribunal).

“Hazardous Materials” shall mean any waste or other substance that is listed, defined, designated, or classified as, or otherwise determined to be, hazardous, radioactive, or toxic or a pollutant or a contaminant under or pursuant to any Environmental Law, including any admixture or solution thereof, and specifically including petroleum and all derivatives thereof or synthetic substitutes therefor and asbestos or asbestos-containing materials.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Intellectual Property” shall mean any or all of the following and all rights in, arising out of, or associated therewith: (A) Patents; (B) all inventions (whether patentable or not), invention disclosures, improvements, trade secrets, proprietary information, know how, technology, technical data and customer lists, and all documentation relating to any of the foregoing; (C) all works of authorship, Copyrights, copyright registrations and applications therefor and all other rights corresponding thereto throughout the world; (D) all semiconductor manufacturing processes and all semiconductor circuit designs; (E) all rights in mask works and registrations and applications therefor; (F) all industrial designs and any registrations and applications therefor throughout the world; (G) all trade names, logos, domain names, common law trademarks and service marks, Trademark and service mark registrations and applications therefor and all goodwill associated therewith throughout the world; (H) all rights in databases and data collections throughout the world; and (I) any similar, corresponding or equivalent rights to any of the foregoing.

“Knowledge” of an individual of a particular fact or other matter shall mean (i) actual awareness of such fact or matter exists or (ii) actual awareness of such fact or matter would exist if a reasonable investigation were conducted. The Company will be deemed to have “Knowledge” of a particular fact or other matter if any executive officer (as such term is defined under the rules promulgated by the SEC) of the Company has, or at any time had, Knowledge of such fact or other matter.

“Legal Proceeding” shall mean any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

“Legal Requirement” shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (or under the authority of the NASDAQ Stock Market).

“Material Adverse Effect” on the Acquired Corporations shall mean any event, violation, inaccuracy, circumstance or development that, individually or in the aggregate, has or would reasonably be expected to have a material adverse effect on (i) the business, condition, capitalization, assets, liabilities, operations or financial performance of the Acquired Corporations taken as a whole, or (ii) the ability of the Company to consummate the Contemplated Transactions, in each case, with respect to clause (i) above, except to the extent that such event, violation, inaccuracy, circumstance or development results, alone or in combination, from the following, none of which shall be taken into account in determining whether any such material adverse effect has occurred, with respect to clause (i) above, or would reasonably be expected to occur: (A) any failure by the Acquired Corporations to meet projections, forecasts or analyst expectations for any period ending (or for which revenues or earnings are released) on or after the date of this Agreement, in each case in and of themselves and not intending to exclude from the definition of Material Adverse Effect any underlying reason for such failure; (B) any decrease in the market price of shares of Company Common Stock (but not any change or effect underlying such decrease to the extent such change or effect would otherwise constitute a Material Adverse Effect on the Company); (C) changes or events arising out of the announcement of the transactions contemplated by, or compliance with the terms of, this Agreement (including any cancellations of or delays in customer orders, any reduction in sales, any disruption in supplier, distributor, partner or similar relationships or any loss of employees); (D) conditions, events or circumstances affecting the industries in which the entity participates, the U.S. economy as a whole or foreign economies in any locations where the entity has material operations or sales except if such entity is adversely affected in a materially disproportionate manner as compared to similarly situated entities; (E) changes in Legal Requirements or GAAP; (F) any litigation brought or threatened by stockholders of the Company (whether on behalf of the Company or otherwise) in respect of the announcement of this Agreement or the transactions contemplated thereby, including consummation of the Offer and the Merger; (G) any actions taken or announced by Parent or any actions taken or announced by the Company at the prior written request of Parent; or (H) the failure by Parent to comply with the terms of or take actions required by this Agreement.

“Occupational Safety and Health Law” shall mean any Legal Requirement designed to provide safe and healthful working conditions and to reduce occupational safety and health hazards, and any program, whether governmental or private (including those promulgated or sponsored by industry associations and insurance companies), designed to provide safe and healthful working conditions.

“Off-Balance Sheet Arrangement” shall mean, with respect to any Person, any securitization transaction to which that Person or its Subsidiaries is party and any other transaction, agreement or other contractual arrangement to which an entity unconsolidated with that Person is a party, under which that Person or its Subsidiaries, whether or not a party to the arrangement, has, or in the future may have: (a) any obligation under a direct or indirect guarantee or similar arrangement; (b) a retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement; (c) derivatives to the extent that the fair value thereof is not fully reflected as a liability or asset in the financial statements; or (d) any obligation or liability, including a contingent obligation or liability, to the extent that it is not fully reflected in the financial statements (excluding the footnotes thereto) (for this purpose, obligations or liabilities that are not fully reflected in the financial statements (excluding the footnotes thereto) include, without limitation: obligations that are not classified as a liability according to generally accepted accounting principles; contingent liabilities as to which, as of the date of the financial statements, it is not probable that a loss has been incurred or, if probable, is not reasonably estimable; or liabilities as to which the amount recognized in the financial statements is less than the reasonably possible maximum exposure to loss under the obligation as of the date of the financial statements, but exclude contingent liabilities arising out of litigation, arbitration or regulatory actions (not otherwise related to off-balance sheet arrangements)).

“Option Exchange Ratio” shall mean a fraction, the numerator of which is the Merger Consideration and the denominator of which is the average closing price per share of Parent Common Stock on the NASDAQ Stock Market on the five trading days immediately preceding the date on which the Effective Time occurs.

“Options” shall mean any options, stock appreciation rights, warrants or other rights, Contracts, arrangements or commitments of any character for the issuance of equity.

“Ordinary Course of Business” shall mean the ordinary course of business consistent with past practice (including with respect to frequency and amount).

“Part” shall mean a part or section of the Company Disclosure Schedule.

“Patents” shall mean all United States, international and foreign patents and applications therefor and all reissues, divisions, renewals, extensions, provisional, continuations and continuations-in-part thereof.

“Permitted Encumbrances” shall mean: (a) statutory liens for Taxes that are not yet due and payable, that are due but not delinquent or that are being contested in good faith through appropriate proceedings and for which a specific reserve has been established on the Balance Sheet in accordance with GAAP; (b) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements; (c) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Legal Requirements; (d) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and other like liens; (e) Encumbrances imposed on the underlying fee interest in leased property; (f) Encumbrances that are reflected in the Company Balance Sheet (including in the notes thereto); (g) restrictions on transfers of securities under applicable Legal Requirements; or (h) other Encumbrances that do not materially impair the use or operation of the property and assets of the Acquired Corporations (in the case of each of clauses (e), (f) and (h), that but for such exceptions would otherwise constitute Encumbrances).

“Person” shall mean any individual, Entity or Governmental Body.

“Proxy Statement” shall mean the proxy statement to be sent to the Company’s stockholders in connection with the Stockholders’ Meeting.

“Registered Copyrights” shall mean all Copyrights for which registrations have been obtained or applications for registration have been filed in the United States Copyright Office and any other applicable Governmental Body.

“Registered Intellectual Property” shall mean all United States, international and foreign: (i) Patents, patent applications (including provisional applications); (ii) Registered Trademarks and service marks, applications to register Trademarks and service marks, intent-to-use applications, or other registrations or applications related to Trademarks and service marks, and any domain name registrations; (iii) Registered Copyrights and applications for copyright registration; (iv) any mask work registrations and applications to register mask works; and (v) any other Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued by, filed with, or recorded by, any state, government or other public legal authority.

“Registered Trademarks” shall mean all Trademarks for which registrations have been obtained or applications for registration have been filed in the United States Patent and Trademark Office and any applicable Governmental Body.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Stockholders’ Meeting” shall mean a meeting of the holders of Company Common Stock to vote on the adoption of this Agreement and the approval of the Merger.

“Subsidiary” shall mean, with respect to another Person, any Entity of which such Person directly or indirectly owns, beneficially or of record, (a) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body, or (b) at least 50% of the outstanding equity or financial interests of such Entity.

“Superior Proposal” shall mean any bona fide Acquisition Proposal (on its most recently amended or modified terms, if amended or modified) (other than one made in response to any solicitation by the Company or its Representatives that is in violation of Section 6.1) made by a third party that the Company Board determines in good faith to be (a) more favorable from a financial point of view to the Company’s stockholders than the Offer and the Merger (taking into account all terms and conditions of such proposal and of this Agreement (including any changes to the terms of this Agreement proposed in writing by Parent in response to such offer or otherwise)), and (b) reasonably likely to be completed (taking into account, among other things, the expectation of obtaining required regulatory approvals without undue cost or delay, legal, financial and other aspects of the proposal and the person making the proposal); provided, however, that for purposes of this definition, the references to “15%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%.”

“Tax” shall mean any tax (including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax or payroll tax or any other taxes), levy, assessment, tariff, duty (including any customs duty), deficiency or fee, and any related charge or amount (including any fine, addition, penalty or interest) imposed on or with respect thereto imposed, assessed or collected by or under the authority of any Governmental Body.

“Tax Return” shall mean any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body, including any attachments thereto and any amendment thereof, in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax.

“Trade Secrets” shall mean all product specifications, data, know-how, formulae, compositions, processes, designs, sketches, photographs, graphs, drawings, samples, inventions and ideas, research and development, manufacturing or distribution methods and processes (including fabrication process architecture and process flow), customer lists, current and anticipated customer requirements, price lists, market studies, business plans, computer software and programs (including object code), computer software and database technologies, systems, structures and architectures (and related processes, formulae, composition, improvements, devices, know-how, inventions, discoveries, concepts, ideas, designs, methods and information), and any other information, however documented, that is a trade secret within the meaning of the applicable trade-secret protection law and is maintained as a trade secret by the Acquired Corporations.

“Trademarks” shall mean all (i) trademarks, service marks, marks, logos, insignias, designs, trade dress, names or other symbols, (ii) applications for registration of trademarks, service marks, marks, logos, insignias, designs, trade dress, names or other symbols, and (iii) trademarks, service marks, marks, logos, insignias, designs, trade dress, names or other symbols for which registrations have been obtained.

EXHIBIT B

Directors and Stockholders of the Company Executing Tender Agreements

Directors

Fumihiro Kozato

Robert D. Cochran

Richard H. Kimball

C.J. Koomer

Justine Lien

Phillip J. Salsbury

Stockholders

TCV IV, L.P.

TCV IV Strategic Partners, L.P.

B-1

EXHIBIT C

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

TECHWELL, INC.

Techwell, Inc., a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

1. The name of the corporation is Techwell, Inc.

2. The original Certificate of Incorporation of the corporation was filed with the Secretary of State of Delaware on [—] under the name Techwell, Inc. Reincorporation Sub, Inc.. A Certificate of Merger whereby Techwell, Inc., a California corporation, was merged with and into the corporation was filed with the Secretary of State of the State of Delaware on [—], 2005.

3. This Amended and Restated Certificate of Incorporation restates, integrates and amends the Certificate of Incorporation of the corporation as herein set forth in full:

FIRST: The name of the corporation is:

Techwell, Inc. (the “Corporation”).

SECOND: The address of its registered office in the State of Delaware is 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808. The name of its registered agent at such address is Corporation Service Company.

THIRD: The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware (the “Delaware Corporation Law”) and to possess and exercise all of the powers and privileges granted by such law and any other of Delaware.

FOURTH: The Corporation is authorized to issue one class of stock, to be designated “Common Stock,” with a par value of $0.001 per share. The total number of shares of Common Stock that the Corporation shall have authority to issue is 100.

FIFTH: The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. In addition to the powers and authority expressly conferred upon them by statute or by this Certificate of Incorporation or the Bylaws of the Corporation, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation. Election of directors need not be by written ballot, unless the Bylaws so provide.

SIXTH: The Board of Directors is authorized to make, adopt, amend, alter or repeal the Bylaws of the Corporation, except as otherwise specifically provided therein. The stockholders shall also have power to make, adopt, amend, alter or repeal the Bylaws of the Corporation.

SEVENTH: The Corporation reserves the right to amend any provision contained in this Certificate as the same may from time to time be in effect in the manner now or hereafter prescribed by law, and all rights conferred on stockholders or others hereunder are subject to such reservation.

EIGHTH: (1) Exculpation. To the fullest extent permitted by the Delaware Corporation Law, as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the Delaware Corporation Law hereafter is amended to further eliminate or limit the liability of directors, then the liability of a director of the Corporation, in addition to the limitation on personal liability provided herein, shall be limited to the fullest extent permitted by the amended Delaware Corporation Law. Any repeal or modification of this paragraph by the stockholders of the Corporation shall be prospective only and shall not adversely affect any limitation on the personal liability of a director of the Corporation existing at the time of such repeal or modification.

(2) Indemnification.

(a) Right to Indemnification. Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative, investigative or otherwise (hereinafter a “Proceeding”), by reason of the fact that he or she is or was a director or officer of the Corporation or, while serving as a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an “Indemnitee”), whether the basis of such Proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless and advanced expenses by the Corporation, in accordance with the Bylaws of the Corporation, to the fullest extent authorized by the Delaware Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, except as may be prohibited by applicable law, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than permitted prior thereto), against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such Indemnitee in connection therewith and such indemnification shall continue as to an Indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the Indemnitee’s heirs, executors and administrators.

(b) Non-Exclusivity of Rights The rights to indemnification and to the advancement of expenses conferred in this Section shall not be exclusive of any other right which any person may have or hereafter acquire under any statute or the Corporation’s Certificate of Incorporation, Bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

(c) Insurance. The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware Corporation Law.

(d) Indemnification of Employees and Agents of the Corporation. The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification, and to the advancement of expenses to any employee or agent of the Corporation to the fullest extent of the provisions of this Section with respect to the indemnification and advancement of expenses of directors and officers of the Corporation.

(e) Amendment. Neither any amendment nor repeal of this Article EIGHTH, nor the adoption of any provision of the Corporation’s Certificate of Incorporation inconsistent with this Article EIGHTH, shall eliminate or reduce the effect of this Article EIGHTH in respect of any matter occurring, or action or proceeding accruing or arising or that, but for this Article EIGHTH, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

[Signature Page Follows]

This Amended and Restated Certificate of Incorporation has been duly adopted by the board of directors and stockholders of the Corporation in accordance with the provisions of Sections 228, 242 and 245 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the undersigned has executed this Amended and Restated Certificate of Incorporation on this      day of                      , 2010.

TECHWELL, INC.

By:
Title:

Exhibit D

AMENDED AND RESTATED

BYLAWS

OF

TECHWELL, INC.

ARTICLE I.

STOCKHOLDERS

1.1. MEETINGS.

1.1.1. PLACE. Meetings of the stockholders shall be held at such place as may be designated by the board of directors.

1.1.2. ANNUAL MEETING. An annual meeting of the stockholders for the election of directors and for other business shall be held on such date and at such time as may be fixed by the board of directors.

1.1.3. SPECIAL MEETINGS. Special meetings of the stockholders may be called at any time by the president, or the board of directors, or the holders of a majority of the outstanding shares of stock of the Company entitled to vote at the meeting.

1.1.4. QUORUM. The presence, in person or by proxy, of the holders of a majority of the outstanding shares of stock of the Company entitled to vote on a particular matter shall constitute a quorum for the purpose of considering such matter.

1.1.5. VOTING RIGHTS. Except as otherwise provided herein, in the certificate of incorporation or by law, every stockholder shall have the right at every meeting of stockholders to one vote for every share standing in the name of such stockholder on the books of the Company which is entitled to vote at such meeting. Every stockholder may vote either in person or by proxy.

ARTICLE II.

DIRECTORS

2.1. NUMBER AND TERM. The board of directors shall have authority to (i) determine the number of directors to constitute the board and (ii) fix the terms of office of the directors.

2.2. MEETINGS.

2.2.1. PLACE. Meetings of the board of directors shall be held at such place as may be designated by the board or in the notice of the meeting.

2.2.2. REGULAR MEETINGS. Regular meetings of the board of directors shall be held at such times as the board may designate. Notice of regular meetings need not be given.

2.2.3. SPECIAL MEETINGS. Special meetings of the board may be called by direction of the president or any two members of the board on three days’ notice to each director, either personally or by mail, telegram or facsimile transmission.

2.2.4. QUORUM. A majority of all the directors in office shall constitute a quorum for the transaction of business at any meeting.

2.2.5. VOTING. Except as otherwise provided herein, in the certificate of incorporation or by law, the vote of a majority of the directors present at any meeting at which a quorum is present shall constitute the act of the board of directors.

2.2.6. COMMITTEES. The board of directors may, by resolution adopted by a majority of the whole board, designate one or more committees, each committee to consist of one or more directors and such alternate members (also directors) as may be designated by the board. Unless otherwise provided herein, in the absence or disqualification of any member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another director to act at the meeting in the place of any such absent or disqualified member. Except as otherwise provided herein, in the certificate of incorporation or by law, any such committee shall have and may exercise the powers of the full board of directors to the extent provided in the resolution of the board directing the committee.

ARTICLE III.

OFFICERS

3.1. ELECTION. At its first meeting after each annual meeting of the stockholders, the board of directors shall elect a president, treasurer, secretary and such other officers as it deems advisable.

3.2. AUTHORITY, DUTIES AND COMPENSATION. The officers shall have such authority, perform such duties and serve for such compensation as may be determined by resolution of the board of directors. Except as otherwise provided by board resolution, (i) the president shall be the chief executive officer of the Company, shall have general supervision over the business and operations of the Company, may perform any act and execute any instrument for the conduct of such business and operations and shall preside at all meetings of the board and stockholders, (ii) the other officers shall have the duties customarily related to their respective offices, and (iii) any vice president, or vice presidents in the order determined by the board, shall in the absence of the president have the authority and perform the duties of the president.

ARTICLE IV.

INDEMNIFICATION

4.1. RIGHT TO INDEMNIFICATION. The Company shall indemnify to the fullest extent authorized by the General Corporation Law of the State of Delaware any person who was or is party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”), by reason of the fact that such person is or was a director or officer of the Company or a constituent corporation absorbed in a consolidation or merger, or is or was serving at the request of the Company or a constituent corporation absorbed in a consolidation or merger, as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, or is or was a director or officer of the Company serving at its request as an administrator, trustee or other fiduciary of one or more of the employee benefit plans of the Company or other enterprise, against expenses (including attorneys’ fees), liability and loss actually and reasonably incurred or suffered by such person in connection with such proceeding, whether or not the indemnified liability arises or arose from any threatened, pending or completed proceeding by or in the right of the Company, except to the extent that such indemnification is prohibited by applicable law; provided, however, that except as provided in Section 4.3, the corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board.

4.2. PROCEDURE FOR DETERMINING PERMISSIBILITY. To obtain indemnification under this Article IV, a claimant shall submit to the corporation a written request, including therein or therewith such documentation and information as is reasonably available to the claimant and is reasonably necessary to determine whether and to what extent the claimant is entitled to indemnification. Upon written request by a claimant for indemnification pursuant to the preceding sentence, a determination, if required by applicable law, with respect to the claimant’s entitlement thereto shall be made by Independent Counsel (as hereinafter defined) selected by the claimant unless the claimant shall request that such selection be made by the Board. If it is so determined that the claimant is entitled to indemnification, payment to the claimant shall be made within ten (10) days after such determination.

4.3. CLAIMS FOR INDEMNIFICATION. If a claim for the indemnification under this Article IV is not paid in full by the corporation within thirty (30) days after a written claim pursuant to Section 4.2 has been received by the corporation, the claimant may at any time thereafter bring suit against the corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the corporation) that the claimant has not met the standard of conduct that makes it permissible under the General Corporation Law of the State of Delaware for the corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the corporation. Neither the failure of the corporation (including its board of directors, Independent Counsel or stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the General Corporation Law of the State of Delaware, nor an actual determination by the corporation (including its board of directors, Independent Counsel or stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct. If a determination shall have been made pursuant to this Section 4.3 that the claimant is entitled to indemnification, the corporation shall be bound by such determination in any judicial proceeding commenced pursuant to Section 4.3. The corporation shall be precluded from asserting in any judicial proceeding commenced pursuant to Section 4.3 that the procedures and presumptions of this Article IV are not valid, binding and enforceable and shall stipulate in such proceeding that the corporation is bound by all the provisions of this Article IV.

4.4. ADVANCE PAYMENT. The right to indemnification under this Article IV shall include the right to be paid by the corporation the expenses incurred in defending any such proceeding in advance of its final disposition, such advances to be paid by the corporation within twenty (20) days after the receipt by the corporation of a statement or statements from the claimant requesting such advance or advances from time to time; provided, however, that if the General Corporation Law of the State of Delaware requires, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including service to an employee benefit plan) in advance of the final disposition of a proceeding, shall be made only upon delivery to the corporation of an undertaking by or on behalf of such director or officer to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under this Article IV or otherwise.

Notwithstanding the foregoing, unless otherwise determined pursuant to Section 4.6, no advance shall be made by the corporation to an officer of the corporation (except by reason of the fact that such officer is or was a director of the corporation, in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by the Board by a majority vote of the Disinterested Directors, even though less than a quorum, or (B) by a committee of Disinterested Directors designated by majority vote of the Disinterested Directors, even though less than a quorum, or (C) if there are no Disinterested Directors or the Disinterested Directors so direct, by Independent Counsel in a written opinion to the Board, a copy of which shall be delivered to the claimant, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the corporation.

4.5. CONTRACTUAL OBLIGATION. The obligations of the Company to indemnify a director or officer under this Article IV, including the duty to advance expenses, shall be considered a contract between the Company and such director or officer, and no modification or repeal of any provision of this Article IV shall affect, to the detriment of the director or officer, such obligations of the Company in connection with a claim based on any act or failure to act occurring before such modification or repeal.

4.6. NON-EXCLUSIVITY AND SURVIVAL OF RIGHTS; AMENDMENTS. The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Article IV shall not be deemed exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the certificate of incorporation of the corporation, bylaws, agreement, vote of stockholders or Disinterested Directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent of the corporation and shall inure to the benefit of the heirs, executors and administrators of such a person. Any repeal or modification of the provisions of this Article IV shall not in any way diminish or adversely affect the rights of any director, officer, employee or agent of the corporation hereunder in respect of any occurrence or matter arising prior to any such repeal or modification. Insurance and Other Indemnification.

4.7. INSURANCE. The corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against any expense, liability or loss asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under the provisions of the General Corporation Law of State of Delaware.

4.8. SEVERABILITY. If any word, clause, provision or provisions of this Article IV shall be held to be invalid, illegal or unenforceable for any reason whatsoever: (i) the validity, legality and enforceability of the remaining provisions of this Article 6 (including each portion of any section or paragraph of this Article 6 containing any such provision held to be invalid, illegal or unenforceable, that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby; and (ii) to the fullest extent possible, the provisions of this Article IV (including each such portion of any section or paragraph of this Article IV containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

4.9. Definitions. For the purpose of this Article IV:

“Independent Counsel” shall mean a law firm, a member of a law firm, or an independent practitioner, that is experienced in matters of corporation law and shall include any person who, under the applicable standards of professional conduct then prevailing, would not have a conflict of interest in representing either the corporation or the claimant in an action to determine the claimant’s rights under this Article IV.

4.10. NOTICES. Any notice, request or other communication required or permitted to be given to the corporation under this Article IV shall be in writing and either delivered in person or sent by telecopy, telex, telegram, overnight mail or courier service, or certified or registered mail, postage or charges prepaid, return copy requested, to the Secretary of the corporation and shall be effective only upon receipt by the Secretary.

ARTICLE V.

TRANSFER OF SHARE CERTIFICATES

Transfers of share certificates and the shares represented thereby shall be made on the books of the Company only by the registered holder or by duly authorized attorney. Transfers shall be made only on surrender of the share certificate or certificates.

ARTICLE VI.

AMENDMENTS

These bylaws may be amended or repealed at any regular or special meeting of the board of directors by vote of a majority of all directors in office or at any annual or special meeting of stockholders by vote of holders of a majority of the outstanding stock entitled to vote. Notice of any such annual or special meeting of stockholders shall set forth the proposed change or a summary thereof.